Exhibit 99.4

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share figures or otherwise stated)

Table of Contents

1	Core Business and Strategy	2
2	Fourth Quarter of Fiscal Year 2026 Highlights	3
3	Fiscal 2026 Highlights	4
4	Operating Performance	4
5	Fiscal 2027 Production, Cash Costs, and Capital Expenditure Guidance	14
6	Acquisition of ZAAV	17
7	Investment in Associates	18
8	Overview of Financial Results	20
9	Liquidity, Capital Resources, and Contractual Obligations	27
10	Convertible Notes	30
11	Environmental Rehabilitation Provision	31
12	Risks and Uncertainties	32
13	Off-Balance Sheet Arrangements	53
14	Transactions with Related Parties	53
15	Alternative Performance (Non-GAAP) Measures	54
16	Material Accounting Policies, Judgments, and Estimates	66
17	Other MD&A Requirements	67
18	Outstanding Share Data	67
19	Corporate Governance, Safety, Environmental and Social Responsibility	67
20	Disclosure Controls and Procedures	68
21	Management’s Report on Internal Control over Financial Reporting	69
22	Changes in Internal Control over Financial Reporting	69
23	Directors and Officers	70
Technical Information		70
Forward Looking Statements		70

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp”, the “Company”, "us", "we" or "our") performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company's audited consolidated financial statements for the year ended March 31, 2026 and 2025 and the related notes contained therein. The Company reports its financial position, financial performance and cash flows in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s material accounting policy information is set out in Note 2 of the audited consolidated financial statements for the year ended March 31, 2026 and 2025. This MD&A refers to various alternative performance (non-GAAP) measures, such as adjusted earnings and adjusted earnings per share, earnings before interest, income tax , depreciation and amortization ("EBITDA") and EBITDA per share, adjusted EBITDA and adjusted EBITDA per share, free cash flow, working capital, silver equivalent, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash cost per tonne, and all-in sustaining cost per tonne. Non-GAAP measures do not have standardized meanings under IFRS Accounting Standards. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 15, “Alternative Performance (Non-GAAP) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add exactly due to rounding difference.

This MD&A is prepared as of May 21, 2026 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cash flow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc and gold mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China.

On July 31, 2024, the Company acquired Adventus Mining Corporation ("Adventus") to gain access to the El Domo project, a pre-construction stage copper-gold project (the "El Domo Project"), and the Condor project, a development stage gold project (the "Condor Project"), both located in Ecuador. This has diversified Silvercorp's mining assets, expanded its geographical market presence in Latin America and reduced regional concentration risk. The Company is currently focusing on the construction of the El Domo Project. Production is targeted to commence in July 2027, with an updated estimated capital cost of $283.6 million, positioning El Domo as a potential source of robust free cash flow through its mine life and cost structure. For the Condor Project, the Company has completed a Preliminary Economic Assessment (“PEA”) and is advancing the environmental permitting process for exploitation, with ongoing exploration and feasibility work to further de-risk and optimize the project for future development.

On January 27, 2026, the Company completed the acquisition of a 100% interest in Chaarat ZAAV CJSC (“ZAAV”) for cash consideration of $92 million. ZAAV holds a 100% interest in the mining license hosting the fully-permitted Tulkubash and Kyzyltash gold projects as well as surrounding exploration licenses (27.42 square kilometres) hosting the Karator and Ishakuld gold zones (the “Tulkubash/Kyzyltash” project). On May 10, 2026, the Government of the Kyrgyz Republic extended the mining license validity period for the Tulkubash and Kyzyltash projects for 30 years from 2032 to 2062. Following this extension, the Company made a $60 million payment to the National Investment Agency under the President of the Kyrgyz Republic (the "NIA"), pursuant to a Cooperation Agreement. In addition, the Company completed a restructuring under which the 30% free-carried interest in ZAAV was transferred to Kyrgyzaltyn, a wholly-owned subsidiary of the Kyrgyz Republic. The acquisition has diversified Silvercorp's mining assets and expanded its geographical market presence into Central Asia.

The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and NYSE American under the symbol “SVM”.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

2.	Fourth quarter of Fiscal Year 2026 Highlights

•	Ongoing production during Chinese New Year: Produced approximately 1.5 million ounces of silver, 2,492 ounces of gold, or approximately 1.6 million ounces of silver equivalent[1] during the quarter;

•	Record quarterly revenue: Sold approximately 1.5 million ounces of silver, 2,623 ounces of gold, 13.6 million pounds of lead, and 3.9 million pounds of zinc, for revenue of $147.4 million, an increase of 96% over the three months ended March 31, 2025 (“Q4 Fiscal 2025”), mainly driven by a 183% higher average realized silver price of $78.6 per ounce, with silver representing 78% of the quarterly revenue;

•	Cash cost per ounce of silver[1](net of by-product credits): negative $1.92, significant improvement from $2.49 in Q4 Fiscal 2025 attributable to the more mechanized and less expensive shrinkage mining method;

•	All-in sustaining costs per ounce of silver[1] (net of by-product credits): $17.35, 21% higher than $14.31 in Q4 Fiscal 2025, mainly due to higher government taxes linked to increased revenue and higher sustaining capital expenditures.

•	Record adjusted earnings before interest, income tax, depreciation and amortization (“EBITDA”)[1] attributable to equity shareholders of $98.1 million, or $0.44 per share, compared to $29.8 million or $0.14 per share in Q4 Fiscal 2025;

•	Record adjusted net income[1] attributable to equity shareholders of $59.3 million, or $0.27 per share, after excluding the non-cash or one-time items, compared to $14.7 million or $0.07 per share in Q4 Fiscal 2025;

•	Net loss attributable to equity shareholders of $0.7 million, or $0.003 per share, mainly due to a $60.4 million non-cash charge on “mark-to-market” of the fair value of the derivative liabilities related to the convertible notes, and the Company has removed the cash settlement option for the Convertible Notes via a supplemental indenture in Q4 Fiscal 2026, reclassifying the conversion feature from a derivative liability to equity to avoid future fair value volatility in the Profit & Loss account;

•	Robust cash flow from operating activities of $90.2 million, up $59.5 million, compared to $30.7 million in Q4 Fiscal 2025;

•	Capital expenditures: spent and capitalized $14.6 million on exploration, development, and equipment and facilities at the China operations and $14.6 million at the Ecuador operations for the development and construction of the El Domo mine;

•	Strong cash flow[1] generated of $57.9 million, up $43.7 million, compared to $14.2 million in Q4 Fiscal 2025; and

•	Completed the strategic acquisition of ZAAV on January 27, 2026 to access the largest undeveloped gold deposits in the West Tien Shan gold belt. Details of the acquisition are provided in section 6 – Acquisition of ZAAV.

•	Strong treasury position: ended the period with cash and cash equivalents and short-term investments of $422.3 million, a decrease of $40.5 million from December 31, 2025, and a portfolio of equity investments with a total market value of $274.6 million, an increase of $41.4 million from December 31, 2025.

1 Non-GAAP measures, please refer to section 15 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

3.	Fiscal 2026 Highlights

•	Steady silver equivalent production: Produced approximately 6.8 million ounces of silver and 8,723 ounces of gold, or approximately 7.5 million ounces of silver equivalent[1];

•	Realized silver selling price of $46.44 per ounce after smelter deductions, increased 72% from $26.95 in Fiscal 2025;

•	Record annual revenue: of $438.1 million, an increase of 47% over the year ended March 31, 2025 (“Fiscal 2025”), with silver representing 72% of the total revenue;

•	Cash cost per ounce of silver[1] (net of by-product credits): negative $0.94, improved from negative $0.54 in Fiscal 2025;

•	AISC per ounce of silver[1] (net of by-product credits): $14.25, 18% higher than $12.12 in Fiscal 2025, mainly due to higher government taxes linked to increased revenue and an increase in sustaining capital expenditures to increase mining capacity at Ying;

•	Adjusted EBITDA[1] attributable to equity shareholders of $238.1 million, or $1.09 per share, compared to $132.2 million or $0.65 per share in Fiscal 2025;

•	Adjusted net income[1] attributable to equity shareholders of $150.8 million, or $0.69 per share, after excluding the non-cash or one-time items, compared to $75.1 million or $0.37 per share in Fiscal 2025;

•	Net loss attributable to equity shareholders of $9.9 million, or $0.05 per share, mainly due to a $178.5 million non-cash charge on “mark-to-market” of the fair value of the derivative liabilities primarily related to the convertible notes;

•	Cash flow from operating activities of $310.6 million, up $171.9 million, compared to $138.6 million in Fiscal 2025;

•	Capital expenditures: spent and capitalized $75.0 million on exploration, development, and equipment and facilities at the China operations and $49.4 million at the Ecuador operations for the development and construction of the El Domo mine and permitting activities for the Condor project;

•	Free cash flow[1] of $181.3 million, up $122.5 million, compared to $58.8 million in Fiscal 2025;

•	Continued excellence in ESG practices: MSCI ESG rating improved from A to AA, placing the company at a leading level within the industry; Sustainalytics risk score of 21.9, falling within the medium risk category, reflecting the Company’s effective ESG risk management.

4.	Operating performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for three months and years ended March 31, 2026 and 2025:

	Three months ended March 31,			Years ended March 31,
Consolidated	2026	2025	Changes	2026	2025	Changes
Production Data
Ore Processed (tonnes)	360,517	345,984	4%	1,475,512	1,312,695	12%
Metal Production
Silver (million ounces)	1.5	1.6	(11)%	6.8	6.9	(2)%
Gold (ounces)	2,492	3,110	(20)%	8,723	7,495	16%
Silver equivalent (million ounces)#	1.6	1.9	(17)%	7.5	7.6	(2)%
Lead (million pounds)	14.0	16.3	(14)%	60.4	62.2	(3)%
Zinc (million pounds)	3.9	4.4	(12)%	21.7	23.3	(7)%
Costs Data (per ounce of silver, net of by-product credits) ($)#
Cash cost	(1.92)	2.49	(177)%	(0.94)	(0.54)	(74)%
All-in sustaining cost (“AISC”)	17.35	14.31	21%	14.25	12.12	18%

#Alternative performance (non-GAAP) measure. Please refer to section 15 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(i)	Production

For the year ended March 31, 2026, the Company produced approximately 6.8 million ounces of silver, 8,723 ounces of gold, or approximately 7.5 million ounces of silver equivalent, 60.4 million pounds of lead and 21.7 million pounds of zinc, representing an increases of 16% in gold and decreases of 2% (silver), 2% (silver equivalent), 3% (lead) and 7% (zinc) production over Fiscal 2025.

For Q4 Fiscal 2026, the Company produced approximately 1.5 million ounces of silver, 2,492 ounces of gold, or approximately 1.6 million ounces of silver equivalent, 14.0 million pounds of lead and 3.9 million pounds of zinc, representing decreases of 11% (silver), 20% (gold), 17% (silver equivalent), 14% (lead) and 12% (zinc) production over Q4 Fiscal 2025.

(ii)	Cash Costs[1]

For the year ended March 31, 2026, the consolidated production cost ("cash cost") per ounce of silver, net of by-product credits, was negative $0.94, down 74% compared to negative $0.54 in Fiscal 2025, the decrease was mainly attributable to an increase of $9.6 million in by-product credits from revenue of non-silver metals. The consolidated AISC per ounce of silver, net of by-product credits, was $14.25, up 18% compared to $12.12 in Fiscal 2025, the increase was mainly due to an increase in sustaining capital expenditures.

In Q4 Fiscal 2026, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $1.92, compared to $2.49 in Q4 Fiscal 2025. The decrease was mainly attributable to a higher percentage of using the more cost-efficient and mechanized shrinkage mining method, and an increase of $1.8 million in by-product credits from revenue of non-silver metals. The consolidated AISC per ounce of silver, net of by-product credits, was $17.35, up 21% compared to $14.31 in Q4 Fiscal 2025, mainly due to an increase in sustaining capital expenditures as more tunnels were completed.

(iii)	Exploration and Development

In Fiscal 2026, the development work and capital expenditures are summarized as follows:

	Capitalized Expenditures
	Ramp, Development Tunneling, and Other		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)
Year ended March 31, 2026
Ying Mining District	45,068	$28,675	60,147	$23,529	138,163	$3,930	$7,442	$63,575
GC Mine	3,726	1,885	7,870	3,018	20,749	453	634	5,990
El Domo	—	45,794	—	—	—	—	635	46,429
Condor	—	2,659	—	—	2,268	315	—	2,974
Kuanping	5,724	3,679	1,838	588	1,625	79	1,079	5,426
Consolidated	54,519	$82,692	69,856	$27,135	162,804	$4,777	9,790	$124,394
Year ended March 31, 2025
Ying Mining District	34,486	$23,764	62,035	$22,504	60,804	$1,942	$22,045	$70,255
GC Mine	2,607	1,664	9,559	3,570	41,335	889	606	6,729
El Domo	—	7,166	—	—	—	—	305	7,471
Condor	—	1,275	—	—	—	—	—	1,275
Kuanping	—	543	—	—	—	—	284	827
Consolidated	37,092	$34,412	71,594	$26,074	102,139	$2,831	23,240	$86,557

Total capital expenditures in Fiscal 2026 were $124.4 million, up 44% compared to $86.6 million in Fiscal 2025 mainly because of the expenditures of $39.0 million at the El Domo Project and $4.6 million at Kuanping project were newly incurred and capitalized for mine construction.

On a consolidated basis, 124,374 metres or $61.4 million worth of sustaining and growth tunnels, raises, ramps and declines were completed and capitalized, a total of 162,804 metres or $4.8 million worth of diamond drilling were growth drilling and capitalized for mineral resources exploration; $9.8 million of equipment and facilities were acquired; $45.8 million incurred for El Domo project on the site preparation for the processing plant, 5,000 square metre ROM ore shed, construction camp, internal roads, including roads to the TSF construction site, and orders of major equipment, and another $2.7 million for Condor mainly on environmental permitting, drilling and technical studies.

1 Non-GAAP measures, please refer to section 15 for reconciliation.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following table summarizes the development work and capital expenditures in Q4 Fiscal 2026.

	Capitalized Expenditures
	Ramp, Development Tunneling, and Other		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)
Q4 Fiscal 2026
Ying Mining District	8,368	$5,831	9,968	$4,099	22,616	$682	$1,431	$12,043
GC Mine	565	373	1,393	630	3,493	81	86	1,170
El Domo	—	13,222	—	—	—	—	266	13,488
Condor	—	1,111	—	—	—	—	—	1,111
Kuanping	1,335	942	313	95	1,625	79	253	1,369
Consolidated	10,267	$21,480	11,673	$4,823	27,734	$842	$2,035	$29,181
Q4 Fiscal 2025
Ying Mining District	5,090	$3,672	10,557	$3,777	14,946	$407	$981	$8,837
GC Mine	132	363	1,065	284	7,636	161	207	1,015
El Domo	—	2,831	—	—	—	—	305	3,136
Condor	—	433	—	—	—	—	—	433
Kuanping	—	98	—	—	—	—	70	168
Consolidated	5,221	$7,397	11,622	$4,061	22,582	$568	$1,563	$13,589

Total capital expenditures in Q4 Fiscal 2026 were $29.2 million, up 115% compared to $13.6 million in Q4 Fiscal 2025, mainly due to the El Domo and Kuanping mine construction.

For the Ying Mining District, capitalized expenditures for underground ramps, tunnels and drilling amounted to $10.6 million, plus $1.4 million for plant and equipment, compared to $7.9 million for underground ramps, tunnels and drilling and $1.0 million for plant and equipment in Q4 Fiscal 2025. The No. 3 Mill is under design and construction in Q4 Fiscal 2026 with a total budget of $31.6 million, expected to add 3,000 tonnes per day of capacity, and be commissioned in Q1 Fiscal 2028. Besides, the TLP 35kV Substation and Power Line Construction Project had its construction contract signed on March 9, 2026 and project commenced on April 10, 2026, and is expected to be completed by the end of Q3 Fiscal 2026, which will be able to meet the full-load power demands of the TLP and LMW mining areas.

For the GC Mine, total capitalized expenditures amounted to $1.2 million, a slight increase as compared to $1.0 million in Q4 Fiscal 2025.

The El Domo and Kuanping mine construction continued to progress. Please refer to "Individual Mine Performance" below for further discussion.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three months and years ended March 31, 2026 and 2025. The Ying Mining District is the Company’s primary source of production and revenue, and consists of four mining licenses, including the SGX-HZG, HPG, TLP-LME-LMW, and DCG mines.

	Three months ended March 31,			Years ended March 31,
Ying Mining District	2026	2025	Changes	2026	2025	Changes
Production Data
Silver-lead ore Processed (tonnes)*	279,627	265,199	5%	1,066,970	927,171	15%
Silver (grams/tonne)	161	198	(19)%	193	225	(14)%
Lead (%)	2.2	2.9	(24)%	2.5	3.0	(17)%
Zinc (%)	0.4	0.5	(20)%	0.4	0.6	(33)%

Gold ore Processed (tonnes)*	32,050	39,025	(18)%	121,489	86,488	40%
Gold (grams/tonne)	1.1	1.4	(21)%	1.3	1.7	(26)%
Silver (grams/tonne)	54	62	(13)%	61	72	(15)%
Lead (%)	0.9	0.7	29%	0.9	0.9	—%
Total ore processed (tonnes)*	311,677	304,224	2%	1,188,459	1,013,659	17%

Average Recovery Rates
Silver (%)	95.0	94.2	1%	95.4	94.7	1%
Gold (%)**	90.8	91.7	(1)%	92.7	92.9	(0.2)%
Lead (%)	93.2	92.3	1%	93.7	93.6	0.1%
Zinc (%)	63.9	67.3	(5)%	64.1	69.7	(8)%
Metal Production
Silver (million ounces)	1.4	1.6	(11)%	6.3	6.4	(1)%
Gold (ounces)	2,492	3,110	(20)%	8,723	7,495	16%
Silver equivalent (million ounces)#	1.5	1.9	(18)%	7.0	7.1	(1)%
Lead (million pounds)	12.9	15.6	(17)%	55.1	56.8	(3)%
Zinc (million pounds)	1.4	2.0	(30)%	6.6	8.6	(23)%
Costs Data#
Cash cost ($/tonne)	78.27	84.90	(8)%	79.71	88.46	(10)%
AISC ($/tonne)	134.23	120.62	11%	134.19	139.33	(4)%
Cash cost per ounce of silver, net of by-product credits ($)	(1.03)	3.05	(134)%	0.01	0.62	(98)%
AISC per ounce of silver, net of by-product credits ($)	13.09	11.35	15%	11.49	9.68	19%

*Wet tonne

**Gold recovery only refers to the recovery rate for gold ore processed.

#Alternative performance (non-GAAP) measure. Please refer to section 15 for reconciliation.

Fiscal 2026 vs. Fiscal 2025

In Fiscal 2026, the Ying Mining District produced approximately 6.3 million ounces of silver, 8,723 ounces of gold, or approximately 7.0 million ounces of silver equivalent, plus 55.1 million pounds of lead, and 6.6 million of zinc, representing a production increase of 16% in gold and decreases of 1% (silver), 1% (silver equivalent), 3% (lead) and 23% (zinc) production, compared to Fiscal 2025. Lower production was due to lower head grades, as a result of a higher dilution associated with an increase in shrinkage mining.

In Fiscal 2026, the cash cost was $79.71 per tonne of ore processed, down 10% compared to $88.46 in Fiscal 2025, mainly attributable to i) a higher percentage of ore mined by the more mechanized and less expensive shrinkage mining method versus labour intensive re-suing mining and ii) lower unit overhead cost allocation due to an increase of 18% in ore processed. The AISC was $134.19 per tonne of ore processed, down 4% compared to $139.33 in Fiscal 2025, mainly attributable to lower cash cost, partially offset by an increase of 13% in sustaining capital expenditure as more tunnels were completed.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The cash cost per ounce of silver, net of by-product credits, was $0.01, compared to $0.62 in Fiscal 2025, mainly attributable to i) a higher percentage of using the more cost-efficient and mechanized shrinkage mining method and ii) an increase of $10.0 million in by-product credits from revenue of non-silver metals. The AISC per ounce of silver, net of by-product credits, was $11.49, compared to $9.68 in Fiscal 2025, mainly due to an increase in sustaining capital expenditure as explained above.

In Fiscal 2026, a total of 138,163 metres or $3.9 million worth of drilling were growth drilling and capitalized (Fiscal 2025 – 60,804 metres or $1.9 million). In addition, 105,216 metres or $52.2 million worth of sustaining or growth horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2025 – 96,521 metres or $46.3 million).

Q4 Fiscal 2026 vs. Q4 Fiscal 2025

In Q4 Fiscal 2026, the Ying Mining District produced approximately 1.4 million ounces of silver, 2,492 ounces of gold, or approximately 1.5 million ounces of silver equivalent, plus 12.9 million pounds of lead and 1.4 million pounds of zinc, representing production decreases of 11% (silver), 20% (gold), 18% (silver equivalent), 17% (lead) and 30% (zinc), over Q4 Fiscal 2025. Lower production was due to lower head grades, as a result of higher dilution associated with an increase in shrinkage mining.

In Q4 Fiscal 2026, the cash cost was $78.27 per tonne of ore processed, down 8% compared to $84.90 in Q4 Fiscal 2025, mainly attributable to a higher percentage of ore mined by the more mechanized and less expensive shrinkage mining method versus labour intensive re-suing mining. The AISC was $134.23 per tonne of ore processed, up 11% compared to $120.62 in Q4 Fiscal 2025, mainly due to i) a higher government taxes linked to increased revenue and ii) increase in sustaining capital expenditures of tunnels.

In Q4 Fiscal 2026, the cash cost per ounce of silver, net of by-product credits, was negative $1.03, compared to $3.05 in Q4 Fiscal 2025. The reduction is mainly attributable to lower unit cash cost and an increase of $0.8 million in by-product credits from revenue of non-silver metals. The AISC per ounce of silver, net of by-product credits, was $13.09, compared to $11.35 in Q4 Fiscal 2025, The increase was mainly the same as the reason in AISC per tonne as discussed above.

In Q4 Fiscal 2026, a total of 22,616 metres or $0.7 million worth of drilling were growth drilling and capitalized (Q4 Fiscal 2025 – 14,946 metres or $0.4 million). In addition, 18,336 metres or $9.9 million worth of sustaining or growth horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q4 Fiscal 2025 – 15,647 metres or $7.4 million).

Mining Permit Expansion Applications

As of March 31, 2026, the Company has completed the mining permits extension and mining capacity expansion for the four mining permits of the Ying Mining District, which are the SGX, TLP-LM, HPG, and DCG mining permits. The total mining capacity allowed by the mining permits is 1.32 million tonnes per year.

Mining permit	SGX	TLP-LM	HPG	DCG	Ying total
Capacity	500,000 p.a.	600,000 p.a.	120,000 p.a.	100,000 p.a.	1,320,000 p.a.
Expiry dates	9/24/2035	26/02/2041	29/04/2028	16/6/2037

Production Safety License Renewal

Following the grants of the new mining permits of SGX, TLP-LM, HPG, and DCG, the company is working on the renewal of the production safety licenses: For SGX, the safety facility design has been approved, and it is currently in the construction phase; For TLP, the safety facility design has been submitted to the emergency management department of Henan Province for approval; For HPG, the safety facility design has been reviewed by the emergency management department, pending final signature; and for DCG, the safety facility design has been completed and submitted to the emergency management department for approval.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three months and years ended March 31, 2026 and 2025:

	Three months ended March 31,			Years ended March 31,
GC Mine	2026	2025	Changes	2026	2025	Changes
Production Data
Ore processed (tonnes)*	48,840	41,760	17%	287,053	299,036	(4)%
Average Head Grade
Silver (grams/tonne)	52	61	(15)%	59	67	(12)%
Lead (%)	0.9	0.9	—%	0.9	0.9	—%
Zinc (%)	2.6	2.9	(10)%	2.7	2.5	8%
Average Recovery Rates
Silver (%) **	86.3	83.7	3%	85.7	83.1	3%
Lead (%)	93.5	87.4	7%	93.4	89.3	5%
Zinc (%)	90.6	90.3	0.3%	91.3	90.3	1%
Metal Production
Silver (million ounces)	0.1	0.1	3%	0.5	0.5	(11)%
Lead (million pounds)	1.1	0.7	51%	5.2	5.3	(2)%
Zinc (million pounds)	2.5	2.4	4%	15.1	14.8	3%
Costs Data#
Cash cost ($/tonne)	71.12	77.46	(8)%	60.08	54.97	9%
AISC ($/tonne)	109.68	117.83	(7)%	87.48	83.36	5%
Cash cost per ounce of silver, net of by-product credits ($)	(19.93)	(8.53)	(134)%	(14.23)	(14.71)	3%
AISC per ounce of silver, net of by-product credits ($)	10.22	15.05	(32)%	4.70	3.12	51%

*Wet tonnes.

**Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

 #Alternative performance (non-GAAP) measure. Please refer to section 15 for reconciliation.

Fiscal 2026 vs. Fiscal 2025

In Fiscal 2026, approximately 0.5 million ounces of silver, 5.2 million pounds of lead and 15.1 million pounds of zinc, representing production of an increase of 3% in zinc and decreases of 11% (silver) and 2% (lead), compared to Fiscal 2025.

In Fiscal 2026, the cash cost was $60.08 per tonne of ore processed, up 9% compared to $54.97 in Fiscal 2025, the increase is mainly due to an increase of 13% in mining preparation tunnel completed and expensed as part of mining costs as well as higher per tonne fixed costs allocation resulting from the decrease in ore production. The AISC was $87.48 per tonne of ore processed, up 5% compared to $83.36 in Fiscal 2025, mainly due to a 9% increase in cash cost per tonne as discussed above, partially offset by a decrease of 14% in sustaining capital expenditures.

The cash cost per ounce of silver, net of by-product credits, was negative $14.23, compared to negative $14.71 in Fiscal 2025. The AISC per ounce of silver, net of by-product credits, was $4.70, compared to $3.12 in Fiscal 2025, mainly driven by the increase in cash cost and AISC per tonne as discussed above.

In Fiscal 2026, a total of 20,749 metres or $0.5 million worth of drilling were growth drilling and capitalized (Fiscal 2025 – 41,335 metres or $0.9 million). In addition, 11,597 metres or $4.9 million worth of sustaining or growth horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2025 – 12,165 metres or $5.2 million).

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Q4 Fiscal 2026 vs. Q4 Fiscal 2025

Approximately 0.1 million ounces of silver, 1.1 million pounds of lead and 2.5 million pounds of zinc, representing increases of 3% (silver), 51% (lead) and 4% (zinc) compared to Q4 Fiscal 2025.

The cash cost was $71.12 per tonne of ore processed, down 8% compared to $77.46 in Q4 Fiscal 2025, and the AISC was $109.68, down 7% compared to $117.83 in Q4 Fiscal 2025 mainly attributable to a lower unit overhead cost allocation with an increase of 24% in ore processed.

The cash cost per ounce of silver, net of by-product credits in Q4 Fiscal 2026, was negative $19.93, compared to negative $8.53 in Q4 Fiscal 2025. The AISC per ounce of silver, net of by-product credits, was $10.22, compared to $15.05 in Q4 Fiscal 2025, mainly driven by an increase of $1.0 million in the by-product credits from revenue of non-silver metals.

In Q4 Fiscal 2026, approximately 3,493 metres or $0.1 million of drilling were growth drilling and capitalized (Q4 Fiscal 2025 – 7,636 metres or $0.2 million). In addition, 1,958 metres or $1.0 million of sustaining or growth horizontal tunnels, raises, and declines were completed and capitalized (Q4 Fiscal 2025 – 1,196 metres or $0.6 million).

GC Mine Classification Update

The Company has commissioned Changsha Mining Research Institute to prepare the development and utilization plan to change the GC mine’s classification from a lead-zinc mine to a silver mine. GC mine has an annual production capacity of 300,000 tonnes, is considered a medium-scale operation and is limited to no more than three production levels operating simultaneously. Once classified as a silver mine, GC mine would be considered large-scale and would no longer be subject to this restriction.

(iii)	Kuanping Project

The Kuanping Project has received all required permits and licenses, and mine construction commenced in Q1 Fiscal 2026.

In Fiscal 2026, 7,562 metres or $4.3 million worth of growth tunnels, raises, ramps and declines were completed and capitalized, and 1,625 metres or $0.08 million worth of diamond drilling were capitalized.

In Q4 Fiscal 2026, Kuanping mine construction continued to advance, with 1,647 metres or $1.0 million worth of growth tunnels, raises, ramps and declines were completed and capitalized and 1,625 metres or $0.08 million worth of diamond drilling were capitalized. It produced initial amounts of ore in Q1 Fiscal 2027, which was shipped to Ying’s process plant for recovery of metals.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is in the process of applying for a new mining license with Hunan Provincial Department of Natural Resources including a mining rights license and a mining permit. In Q1 Fiscal 2026, the Company engaged an independent firm to conduct studies, including a mineral resources estimate update as per the regulations in China which has been completed and under the filing process. In Q4 F2026, the application of the mining rights license has been filed and is expected to be approved in Q1 Fiscal 2027.

(v)	El Domo Project

The Company acquired the El Domo Project through the acquisition of Adventus on July 31, 2024. The El Domo Project’s environmental license remains in good standing.

On April 16, 2026, the Company issued an updated construction plan and schedule. The total estimated costs ($283.6 million) and schedule remain unchanged from the February 4, 2026 news release .

During the year ended March 31, 2026, approximately 2.7 million cubic metres of material were removed with $45.8 million of expenditures capitalized. Construction at the El Domo project continued to advance in Q4 Fiscal 2026 despite heavy rainfall. During the quarter, approximately 0.4 million cubic metres of material were excavated. Cumulative earthmoving volumes have now reached 58% of the total design volume for Construction Package 1, with activities focused on haul road development, non-contact water channels, and tailings storage facility (“TSF”) Starter Dam foundation excavation.

Construction contracts for three sections of the external power lines and 3 substations were awarded to qualified Ecuadorian contractors this past September and recently received formal approval from the Corporación Nacional de Electricidad (“CNEL”).

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Klohn Crippen Berger (KCB) mobilized its technical team to site to provide specialist Construction Quality Assurance (“CQA”) of TSF construction. To support ongoing operations and the ramp-up in activity, the Company maintained a regional workforce of 372 personnel as of March 31, 2026. Infrastructure development remains on schedule, highlighted by the timely completion of the ROM ore shed. Concurrently, earthworks and site preparation for the process plant were completed in line with the updated budget and schedule, supported by continuous rock blasting and site leveling operations.

As a key milestone, the Company executed and signed the definitive mining contract with China Railway 19th Bureau Group Co., Ltd. (“CRCC 19”) in early February 2026 for open-pit mining and stripping for the Construction Period and first 5 Operation Periods. CRCC 19 mobilized personnel and equipment to site immediately and transitioned into active construction, including access road development to the open pit and initial stripping preparation. Complementing this, the construction team completed the installation of 80 prefabricated modules for the Phase 2 construction camp, positioning the project to accommodate the peak workforce requirement.

Precious Metals Purchase Agreement

The Company has a precious metals purchase agreement (“PMPA”) with Wheaton Precious Metals International Ltd. (“Wheaton”) to fund the construction of the El Domo project. Under the terms of the agreement, Wheaton will provide total cash consideration of $175.5 million, available in four installments subject to specific conditions. In exchange, the Company is committed to delivering 50% of gold production and 75% of silver production until cumulative deliveries reach 145,000 ounces of gold and 4,600,000 ounces of silver, respectively. At these thresholds, the delivery obligations decrease to 33% for gold and 50% for silver.

For each ounce delivered during the deposit reduction period, the Company receives a cash production payment equal to 18% of the prevailing spot market price. The remaining balance (82%) of the market value is applied as a non-cash credit to reduce the outstanding upfront deposit. Once the deposit balance is fully credited, the cash production payment increases to 22% of the spot market price for all subsequent deliveries.

The Company accounts for the PMPA under IFRS 15. The upfront deposit is recorded as a contract liability. Management has determined the deposit contains a significant financing component due to the significant timing difference between receiving the deposit and the commencement of metal deliveries. Accordingly, the liability is accreted over time, with the accretion recorded as finance costs. Revenue, equivalent to the Production Payment, is recognized when control of the metal transfers to Wheaton upon delivery, at which point a corresponding portion of the contract liability is derecognized. As the amounts received under the PMPA represent a contract liability (deferred revenue) and not a financial liability or borrowing, the related proceeds are presented within cash flows from operating activities in the statement of cash flows. The only way in which the contract liability / deferred revenue will be released in the future is through the revenue account (which forms part of operating activities in the cash flow statement).

In October 2025, the Company received the first installment of $43.9 million under the PMPA. In Fiscal 2026, the Company recorded interest expense of $1.0 million related to the accretion of the significant financing component. As of March 31, 2026, the carrying amount of the contract liability related to the Wheaton PMPA was $44.9 million.

(vi)	Condor Project

The Condor Project in southern Ecuador is 98.7% owned by the Company and was acquired through the purchase of Adventus on July 31, 2024.

On May 12, 2025, the Company reported an updated independent mineral resources estimate, focused on the higher-grade material that would be accessible though underground mining and prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Project ("NI 43-101").

In Fiscal 2026, total expenditures incurred and capitalized were $3.0 million, in which 2,268 metres of diamond drilling was completed for the purpose to define and upgrade the mineral resources to support potential underground mining. A PEA study for an underground mining operation was completed in Q3 Fiscal 2026. The PEA underscores significant potential for the project. The water permits have been approved by the relevant government authorities. Technical reports for the environmental license were also completed and submitted to the related government authorities for review. The Environmental Impact Study ("EIS") for the Condor Project has been approved by the Ministry of Energy and Mines(“MAE”).

The Company initiated the Free, Prior and Informed Consultation ("FPIC") and Citizen Participation Process ("PPC") required to obtain the small-scale mining environmental license, targeted for Q2 F2027. Once this license is secured, the Company will commence the development of underground access tunnels into the Camp and Los Cuyes deposits to facilitate advanced underground exploration and resource definition.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(c)	Comparison of Fiscal 2026 Result and Fiscal 2026 Guidance

Unless otherwise stated, all reference to Fiscal 2026 Guidance in the MD&A refer to the “Fiscal 2026 Production, Cash Costs, and Capital Expenditure Guidance” section in the Company’s Fiscal 2025 Annual MD&A dated May 21, 2025 (“Fiscal 2026 Guidance”) filed under the Company’s SEDAR+ profile at www.sedarplus.ca.

(i)	Production and Production Costs

The following table summarizes the production and production costs achieved for the year ended March 31, 2026 compared to the respective Fiscal 2026 Guidance:

		Head grades				Metal production				Production costs
	Ore processed	Gold	Silver	Lead	Zinc	Gold	Silver (million	Lead (million	Zinc (million	Cash cost	AISC
	(tonnes)	(g/t)	(g/t)	(%)	(%)	(ounces)	ounces)	pounds)	pounds)	($/t)	($/t)
Year ended March 31, 2026
Silver-lead ore	1,066,970	0.2	193	2.5	0.4
Gold ore	121,489	1.3	61	0.9	0.2
Ying Mining District	1,188,459	0.3	193	2.4	0.4	8,723	6.35	55.14	6.60	79.71	134.19
GC Mine	287,053	—	59	0.9	2.7	—	0.46	5.24	15.15	60.08	87.48
Consolidated	1,475,512					8,723	6.80	60.38	21.74	75.88	139.97
Fiscal 2026 Guidance
Silver-lead ore	900,000-915,000	—	252	3.2	0.8
Gold ore	131,000-142,000	2.1	62	0.9	0.4
Ying Mining District	1,031,000-1,057,000	0.3	225	2.8	0.7	9,100-10,400	6.80 - 7.00	58.80 - 60.30	11.80 - 12.20	86.8-88.4	157.8-160.5
GC Mine	300,000-312,000	—	74	1.1	2.9	—	0.58 - 0.60	6.40 - 6.60	17.50 - 18.10	60.3-60.8	90.9-92.6
Consolidated	1,331,000-1,369,000					9,100-10,400	7.38 - 7.60	65.20 - 66.90	29.30 - 30.30	80.7-82.1	154.8-157.8

In Fiscal 2026, the Company processed a total of 1,475,512 tonnes of ore and produced approximately 6.8 million ounces of silver, 8,723 ounces of gold, 60.4 million pounds of lead, and 21.7 million pounds of zinc. Ore processed surpassed the higher end of the guidance and metal production were below the guidance due to lower head grades.

The consolidated cash cost per tonne was below the guidance because of a higher percentage of using the more cost-efficient and mechanized shrinkage mining method. The AISC per tonne was below the guidance due to less sustaining capital expenditures for tunnels completed.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(ii)	Development and Capital Expenditures

The following table summarizes the development work and capitalized expenditures for the year ended March 31, 2026 compared to the respective Fiscal 2026 Guidance:

	Development and Capital Expenditures								Expensed
	Ramp and Development Tunnels		Exploration Tunnels		Drilling		Equipment & Mill and TSF	Total	Mining Preparation Tunnels	Drilling
	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)	(Metres)	(Metres)
Year ended March 31, 2026
Ying Mining District	45,068	$28,675	60,147	$23,529	138,163	$3,930	7,442	$63,575	57,354	117,771
GC Mine	3,726	1,885	7,870	3,018	20,749	453	634	5,990	11,455	29,491
El Domo	—	45,794	—	—	—	—	635	46,429	—	—
Condor	—	2,659	—	—	2,268	315	—	2,974	—	—
Kuanping	5,724	3,679	1,838	588	1,625	79	1,079	5,426	—	—
Consolidated	54,519	$82,692	69,856	$27,135	162,804	$4,777	$9,790	$124,394	68,809	147,262
Fiscal 2026 Guidance
Ying Mining District	38,800	25,300	67,700	24,800	190,600	5,800	17,500	73,400	67,300	58,500
GC Mine	5,700	3,600	11,100	3,900	48,400	1,100	700	9,300	11,400	12,600
El Domo	—	102,000	—	—	—	—	—	102,000	—	—
Condor	—	2,470	—	—	3,500	730	—	3,200	—	—
Kuanping	6,300	2,700	1,300	400	—	—	800	3,900	—	—
Consolidated	50,800	$136,070	80,100	$29,100	242,500	$7,630	$19,000	$191,800	78,700	71,100

Development and exploration at the Ying Mining District will continue as planned to optimize mine operations to increase ore production, to upgrade and increase mineral resources, and to strengthen on-site management.

Mine construction at the El Domo and Kuanping projects continues to advance. Spending at the El Domo project was lower than guidance primarily due to an exceptionally heavy and prolonged rainy season, which limited the pace of earthworks and site preparation, and disrupted supplementary road maintenance and certain civil works, resulting in lower-than-planned excavation volumes.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

5.	Fiscal 2027 Production, Cash costs, and Capital Expenditure Guidance

The Company reiterates its production, cash costs, and capital expenditures guidance for the year ended March 31, 2027 ("Fiscal 2027") previous announced in the Company's news releases dated April 16, 2026.

•	Guidance for Fiscal 2027 production, cash cost and AISC

In Fiscal 2027, the Company expects to process 1,526,600 to 1,607,000 tonnes of ore, yielding approximately 6.8 to 7.1 million ounces of silver, 9,500 to 10,000 ounces of gold, or 7.5 to 7.8 million ounces of silver equivalent, 62.7 to 65.8 million pounds of lead, and 22.3 to 23.4 million pounds of zinc. The guidance represents increases of 3% to 9% in ore processed, 0.04% to 4% in silver, 9% to 15% in gold, 4% to 9% in lead, and 3% to 8% in zinc production compared to the Fiscal 2026 results.

	F2027 Guidance
	Ying Mining District		GC		Consolidated
Production	Low	High	Low	High	Low	High
Silver-lead Ore Processed (tonnes)	1,106,000	1,164,000	290,000	305,000	1,396,000	1,469,000
Silver (gram/t)	201		68
Lead (%)	2.7		1.0
Zinc (%)	0.4		2.7

Gold Ore Processed (tonnes)	131,000	138,000	—	—	131,000	138,000
Gold (gram/t)	1.7
Silver (gram/t)	42
Lead (%)	0.5
Total Ore Processed (tonnes)	1,237,000	1,302,000	290,000	305,000	1,526,600	1,607,000

Metal Production
Silver (million ounces)	6.4	6.6	0.5	0.5	6.8	7.1
Gold (ounces)	9,500	10,000	—	—	9,500	10,000
Silver Equivalent (million ounces)	7.1	7.3	0.5	0.5	7.5	7.8
Lead (million pounds)	56.4	59.2	6.3	6.6	62.7	65.8
Zinc (million pounds)	6.8	7.1	15.5	16.3	22.3	23.4

	F2027 Guidance
Costs	Ying Mining District		GC		Consolidated
Cash Cost ($/t)	88.2	90.4	63.1	64.6	83.3	85.4
AISC ($/t)	155.4	161.2	90.4	93.3	155.3	161.2

The Ying Mining District plans to process 1,237,000 to 1,302,000 tonnes of ore, including nominal development ore from Kuanping, to produce 6.4 to 6.6 million ounces of silver, 9,500 to 10,000 ounces of gold, or 7.1 to 7.3 million ounces of silver equivalent, 56.4 to 59.2 million pounds of lead, and 6.8 to 7.1 million pounds of zinc for Fiscal 2027. This production guidance represents production increases of 4% to 10% in ore, 0.1% to 4% in silver, 9% to 15% in gold, 2% to 7% in lead and 3% to 8% in zinc, compared to the Fiscal 2026 results.

The cash cost at the Ying Mining District is expected to be $88.2 to $90.4 per tonne of ore, compared to the cash cost of $79.71 in Fiscal 2026. The AISC is estimated at $155.4 to $161.2 per tonne, compared to the AISC of $134.19 recorded in Fiscal 2026. The higher cash cost and AISC are due to anticipated increases in contractor unit costs and more development tunnels and facilities planned for higher ore production in Fiscal 2027. More details on the near and longer term mine plan will be contained in an updated NI 43-101 technical report expected to be released in the coming weeks.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The GC Mine plans to process 290,000 to 305,000 tonnes of ore to produce 0.46 to 0.49 million ounces of silver, 6.3 to 6.6 million pounds of lead, and 15.5 to 16.3 million pounds of zinc. Fiscal 2027 production guidance at the GC Mine represents production increases of 1% to 6% in ore and 0.4% to 7% in silver, 20% to 26% in lead and 2% to 8% in zinc compared to the Fiscal 2026 results.

The cash cost at the GC Mine is expected to be $63.1 to $64.6 per tonne of ore, compared to $60.08 recorded in Fiscal 2026. The AISC is estimated at $90.4 to $93.3 per tonne of ore processed, compared to $87.48 recorded in Fiscal 2026 as more exploration tunneling has been planned in Fiscal 2027.

The consolidated cash cost in Fiscal 2027 is expected to be $83.3 to $85.4 per tonne, while the consolidated AISC is expected to be $155.3 to $161.2 per tonne.

•	Fiscal 2027 capital expenditure guidance for China Operations

The table below summarizes the capital expenditure the Company expects to be incurred for our projects in Fiscal 2027.

			F2027 Guidance
			Ying Mining District	GC Mine	Kuanping	Total
	Ramp and Development Tunneling¹	(Metres)	53,200	4,500	7,600	65,300
		($ Million)	37.2	2.7	3.9	43.8
	Exploration Tunneling	(Metres)	90,200	14,200	4,400	108,800
Capitalized Expenditures		($ Million)	35.3	5.9	1.4	42.6
	Diamond Drilling	(Metres)	91,100	34,300	5,300	130,700
		($ Million)	2.8	0.8	0.2	3.8
	Facilities and Equipment¹	($ Million)	26.1	0.7	1.3	28.1
	No. 3 Mill	($ Million)	22.7	—	—	22.7
	Total	($ Million)	124.1	10.1	6.8	141.0

Note 1: Items included in AISC

a.	Ying Mining District

The total capital expenditures at the Ying Mining District in Fiscal 2027 is estimated at $124.1 million as the Company continues to increase production and grow its mineral resources.

•	$37.2 million to develop 53,200 m of ramps and tunnels, enabling access for mining of new areas where exploration has identified additional material, to be outlined in the upcoming technical report;

•	$35.3 million to develop 90,200 m of exploration tunnels and to spend $2.8 million to drill 91,100 m of exploration diamond drill holes;

•	$26.1 million in facilities and equipment upgrades. Major items include $6.8 million for mining equipment replacement, $7.6 million for waste dump construction, $4.5 million for substation upgrades and $5.6 million for infrastructure and the TSF; and

•	$22.7 million out of the total $31.6 million to build a new mill, the No. 3 Mill, expected to add 3,000 tonnes per day of capacity, and be commissioned in Q1 Fiscal 2028.

The No. 3 Mill is under design and construction, and intended to meet the increasing demand on ore processing at the Ying Mining District where annual mine throughput is expected to reach 1.6 million tonnes per year by fiscal year 2029. The No. 1 Mill will be decommissioned, leaving Ying with a net effective 6,500 tonnes per day of milling capacity.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following table summarizes the estimated budget and construction schedules for the new Mill:

			Estimated Expenditures
		Target	(in millions of US$)
Category	Description	Completion Schedule	Fiscal 2027	Beyond Fiscal 2027	Total
Design & Permitting	Land Lease & Rezoning	Apr-26	0.6	-	0.6
	Design & Engineering	May-26	0.2	-	0.2
	Environmental & Safety Assessment	Jul-26	0.1	-	0.1
Construction & Equipment	Site Preparation	Apr-26	0.8	0.3	1.1
	Road Construction	Jun-27	0.4	0.2	0.5
	Mill Construction	Mar-27	6.5	2.8	9.2
	Equipment Acquisition	Nov-26	10.8	0.6	11.4
	Installation	Mar-27	1.0	2.7	3.7
	Contingency	Apr-27	2.4	2.4	4.7
Total Expenditures			22.7	8.9	31.6

•	Development tunneling, equipment replacement and facilities upgrades, other than the new mill, have been included in AISC.

b.	GC Mine

The total capital expenditures at the GC Mine in Fiscal 2027 is estimated at $10.1 million to maintain its production and mineral resources.

•	$2.7 million to develop 4,500 m of ramps and tunnels;

•	$5.9 million to develop 14,200 m of exploration tunnels and to spend $0.8 million to drill 34,300 m of exploration diamond drill holes; and

•	$0.7 million on equipment replacement, facility upgrades and construction.

•	Development tunneling, equipment replacement and facilities upgrade have been included in AISC.

c.	Kuanping Project

Underground mine construction continues as preparations for production move forward, with a total investment of $6.8 million which includes $3.9 million for 7,600 m of ramp and tunnel development, $1.4 million for 4,400 m of exploration tunnels, $0.2 million for 5,300 m of diamond drilling and $1.3 million for equipment and facilities.

•	Fiscal 2027 capital expenditure guidance for Ecuador Operations

a.	El Domo Project

The table below summarizes the costs to construct the El Domo Project:

		Fiscal 2027
		($ Million)
1	Package #1 - Site preparation/Roads/Channels/TSF/SWD	$27.7
2	Package #2 - Open Pit Mining and Stripping	23.1
3	Package #3 - Processing Plant Construction and Equipment	36.1
4	Temporary and Permanent Camps	3.0
5	Packages #4,5 -Site Infrastructure (bypass roads, power line, standby diesel generators, water treatment plant)	23.8
	Direct costs sub-total	$113.7
6	Owner's Contingency	11.5
7	Owner's Cost	12.8
8	Value added tax (VAT)	21.8
	Total	$159.8

The total budget for the El Domo project remains unchanged at $283.6 million, consistent with the February revised budget, with an expected completion date of July 1, 2027. Spending in Q4 Fiscal 2026 totaled $15.9 million. Key activities included site preparation for the processing plant, construction of the ore shed, camp and internal roads, and ordering of major equipment.

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Package #1 - Site Preparation/Roads/Channel/TSF/SWD

Package #1 earthworks and related activities have been conducted by CRCC 14 since January 2025, with the capital costs estimated based on the unit prices as indicated in the contract multiplied by the design quantities of each activity.

Package #2 – Open Pit Mining and Stripping

The mining contract for the construction and operation of Package #2 was awarded to China Railway 19th Bureau Group Co., Ltd. ("CRCC19") with the cost estimated based on the optimized mine plan and contracted unit rates of drilling, blasting, and hauling etc received from CRCC19. The Company expects to commence stripping of the open pit in April 2026 and a total of 4.1 million cubic metres of sediments and waste rocks will be stripped.

Package #3 - Processing Plant Construction and Equipment

The detailed process flowsheet and equipment selection for the processing plant construction and equipment have been finalized by Yantai Jinpeng Mining Machinery Co., Ltd, with the cost estimated based on the engineering design, actual contract and purchase prices for major equipment from international vendors, market prices for minor equipment in China plus shipping cost, current construction cost in Ecuador.

Power line construction and Stand-by Diesel Power Generators

The construction of the power line is expected to be initiated in June 2026 and should take approximately 12 months to be completed. The 14MW diesel generator sets will be delivered to site by December 2026 for installation and operation before the completion of the process plant. This mitigation plan will ensure that power is available for commissioning of the process plant in July 2027, regardless of the status of the external power line.

b.	Condor Project

In Fiscal 2027, the Company plans first to obtain the environmental permit for small-scale mining, which will then allow the development of two 1,500 metre long underground tunnels totalling 3,000 metres that will provide access to the main ore bodies and to carry out underground drilling to upgrade mineral resource categories into measured and indicated. Based on these results, a Pre-Feasibility or Feasibility Study Report can be completed for a 5,000 t/d underground mine, processing plant and related tailings storage facility per the PEA dated December 22, 2025. The company will also pool with two other property owners that have “small-scale mining permits” and the local community to build a 1,000 tonne per day mill, TSF starter dam, and associated infrastructure. The total capital expenditures at the Condor Project are estimated at $10.9 million in Fiscal 2027.

6.	ACQUISITION OF ZAAV

In Fiscal 2026, the Company signed a Share Purchase Agreement with Chaarat and a Cooperation Agreement with the NIA.

Pursuant to the Share Purchase agreement dated November 11, 2025 and the Supplemental Amendment deed to the Share Purchase Agreement dated December 24, 2025 (collectively the “SPA”), the Company’s wholly-owned subsidiaries, Fortune Gold Mining (H.K.) Limited (“FGHK”) and Wonder Success Limited (H.K.) (“WS”), agreed to acquire a 100% interest in ZAAV Holdings Limited (“ZHL”) and its wholly-owned subsidiary, ZAAV for a cash consideration of $92 million. ZAAV holds a 100% interest in a mining license (approximately 7 km²) hosting the Tulkubash and Kyzyltash deposits, as well as surrounding exploration licenses (27.42 km²) hosting the Karator and Ishakuld gold zones. Following the acquisition, FGHK and WS will hold 99.99% and 0.01% interest in ZAAV, respectively.

In addition, according to the SPA, after the Company’s acquisition of 100% interest in ZAAV via its subsidiaries FGHK and WS, the Company shall (1) allocate 30% of the interest in ZAAV to the NIA and (2) make payments in aggregate of $70M to the NIA when certain conditions are met. Details are prescribed in the Cooperation Agreement with the NIA dated January 16, 2026. Pursuant to the Cooperation Agreement:

•	The Company will carry out an internal restructuring to transfer 30% of ZAAV’s total outstanding shares from ZHL to WS and 70% of ZAAV’s total outstanding shares from ZHL to FGHK. WS will then transfer its 30% interest in ZAAV to an entity designated by the Kyrgyz Republic for nil consideration. After this transfer, ZAAV will operate as a JVC in which FGHK holds a 70% interest and the Kyrgyz Party holds a 30% free-carried interest.

•	The $70 million payment to the NIA is payable in two stages: a payment of $60 million upon the Kyrgyz Government issuing a waiver of its statutory pre-emptive right on the Projects and extension of the JVC’s mining license validity period to 2062, and a payment of $10 million after the achievement of other milestones.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

On January 27, 2026, the Company completed the acquisition of a 100% interest in ZAAV under the SPA with the $92 million payment made to Chaarat as the Kyrgyz government issued a waiver of its statutory pre-emptive right, and 100% of ZAAV’s common shares were transferred to FGHK and WS. Prior to the closing of the transaction, ZAAV’s intercompany balance payable to Chaarat was novated to the Company.

As of March 31, 2026, the $70 million payment to the NIA had not been made, and the 30% interest in ZAAV had not been transferred.

The $70 million payment meets the definition of a contingent liability under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. At the acquisition date, no present obligation exists as the triggering events are not wholly within the Company's control. Therefore, the Company has disclosed a contingent liability of $70 million, which has not been recognized in the consolidated statement of financial position.

The transaction was accounted for as an asset acquisition. The purchase consideration was allocated to identifiable assets acquired on a relative fair value basis. Intragroup balances arising from the novation of shareholder loans were eliminated on consolidation and excluded from the cost of acquisition.

Table below summarizes the total acquisitions incurred and their allocation to the assets acquired and liabilities assumed.

Consideration Paid
Cash consideration	$92,000
Transaction costs	2,460
Total acquisition costs to be allocated	$94,460

Cost of assets and liabilities acquired
Cash and cash equivalents	$247
Mineral rights and properties	84,018
Property, plant and equipment	10,711
Accounts payable and accrued liabilities	(517)
Net assets acquired	$94,460

As of May 13, 2026, the Company has paid $60 million to the NIA, following the Kyrgyz Government extending the mining license validity period to July 25, 2062, and the Company has completed the restructuring with the 30% free-carried interest in ZAAV transferred to Kyrgyzaltyn (a wholly-owned subsidiary of the Kyrgyz Republic).

Since the acquisition, the Company is actively advancing and de-risking the fully-permitted, pre-construction stage Tulkubash oxide-gold project toward construction and targets to commence open pit pre-stripping in Q2 F2027.

7.	Investment in Associates

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On October 21, 2025, NUAG completed a bought deal financing, issuing a total of 11,385,000 common shares. The Company participated in this bought deal and acquired an additional 3,083,536 common shares of NUAG for a cost of approximately $7.8 million. As a result, the Company’s ownership in NUAG increased to 27.99%, and it has recognized a dilution loss of $0.3 million in the consolidated statements of income.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG's common shares per quoted market price
As at April 1, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,995	4
Share of net loss	—	(1,188)
Share of other comprehensive loss	—	(789)
Foreign exchange impact	—	169
As at March 31, 2025	46,907,701	$45,276	$51,598
Participation in bought deal	3,083,536	7,807
Purchase from open market	1,435,751	1,496
Dilution loss	—	(285)
Share of net loss	—	(1,147)
Share of other comprehensive income	—	353
As at March 31, 2026	51,426,988	$53,500	$212,908

As at March 31, 2026, the Company owned 51,426,988 common shares of NUAG (March 31, 2025 – 46,907,701), representing an ownership interest of 27.84% (March 31, 2025 – 27.31%).

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”) is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). The Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company provided the remaining $0.5 million to TIN. The Facility has a maturity date of January 31, 2026. The Facility’s maturity was extended in January 2025 to January 31, 2026, and subsequently extended again in January 2026 to January 31, 2027.

As at March 31, 2026, the Company owned 20,738,698 common shares of TIN (March 31, 2025 – 19,864,285), representing an ownership interest of 29.15% (March 31, 2025 – 29.15%).

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN's common shares per quoted market price
As at April 1, 2024	19,864,285	2,346	2,346
Share of net loss	—	(1,618)
Share of other comprehensive income	—	5
Foreign exchange impact	—	7
As at March 31, 2025	19,864,285	$740	$2,073
Participation in private placement	874,413	79
Share of net income from TIN	—	615
Foreign exchange impact	—	(293)
As at March 31, 2026	20,738,698	$1,141	$7,439

On February 24, 2026, the Company and its wholly-owned subsidiary, Adventus Mining Corp. (together, the “Vendors”) entered into a share purchase agreement with TIN to sell the Company’s wholly-owned subsidiary, Santa Barbara Metals Inc., which holds the Santa Barbara Gold-Copper Project located in southeastern Ecuador. The transaction closed on May 13, 2026. Under the terms of the agreement, the consideration consists of 15,000,000 common shares of the purchaser, TIN at a deemed price of CAD$0.40 per share, for an aggregate consideration of CAD$6,000,000; and $13.5 million in cash, payable to the Vendors in staged amounts over a three-year period following the acquisition closing date. In addition, the Vendors will receive a 1.5% net smelter return royalty on the Project.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

8.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past eleven quarters as well as selected annual results for the past two years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales.

Fiscal 2026	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Mar 31, 2026	Mar 31, 2026
Revenue	$81,334	$83,330	$126,112	$147,359	438,135
Cost of mine operations	45,511	42,472	49,044	47,400	184,427
Income from mine operations	35,823	40,858	77,068	99,959	253,708
Corporate general and administrative	4,778	4,389	6,552	5,147	20,866
Foreign exchange (gain) loss	(636)	463	(810)	485	(498)
Share of loss (profit) in associates	309	(557)	531	244	527
Dilution loss on investment in associate	—	—	285	—	285
Gain on investments	(4,421)	(21,637)	(1,067)	(6,551)	(33,676)
Loss on fair valuation of derivative liabilities	4,762	53,228	60,176	60,378	178,544
Other items	231	996	1,757	2,600	5,584
	30,800	3,976	9,644	37,656	82,076
Finance items	16	95	(299)	1,844	1,656
Income tax expense	6,436	8,606	12,814	19,637	47,493
Net income (loss)	24,348	(4,725)	(2,871)	16,175	32,927
Equity holders of the Company	18,126	(11,516)	(15,832)	(717)	(9,939)
Basic earnings (loss) per share	0.08	(0.05)	(0.07)	(0.003)	(0.05)
Diluted earnings (loss) per share	0.08	(0.05)	(0.07)	(0.003)	(0.05)
Cash dividend declared	2,727	—	2,755	—	5,482
Cash dividend declared per share	0.0125	—	0.0125	—	0.0250
Other financial information
Total assets					1,464,232
Total liabilities					358,558
Total equity attributable to equity holders of the Company					941,011

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Fiscal 2025	Quarter Ended				Year ended
(In thousands of USD, other than per share amounts)	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
Revenue	$72,165	$68,003	$83,614	$75,113	$298,895
Costs of mine operations	35,651	36,342	54,384	48,967	175,344
Income from mine operations	36,514	31,661	29,230	26,146	123,551
Corporate general and administrative expenses	4,287	4,976	4,553	3,749	17,565
Foreign exchange (gain) loss	(1,749)	1,120	629	581	581
Share of loss in associates	412	472	379	1,543	2,806
Gain on investments	(2,216)	(3,840)	(1,472)	(4,923)	(12,451)
(Gain) charge on fair valuation of derivative liabilities	—	—	(11,561)	20,572	9,011
Other items	1,919	1,316	(2,613)	2,265	2,887
	33,861	27,617	39,315	2,359	103,152
Finance items	(1,615)	(1,852)	873	789	(1,805)
Income tax expenses	7,347	6,415	7,229	5,197	26,188
Net income (loss)	28,129	23,054	31,213	(3,627)	78,769
Net income (loss) attributable to equity holders of the Company	21,938	17,707	26,130	(7,585)	58,190
Basic earnings (loss) per share	0.12	0.09	0.12	(0.03)	0.29
Diluted earnings (loss) per share	0.12	0.09	0.12	(0.03)	0.28
Cash dividend declared	2,221	—	2,727	—	4,948
Cash dividend declared per share	0.0125	—	0.0125	—	0.0250
Other financial information
Total assets					1,138,941
Total liabilities					305,553
Total equity attributable to equity holders of the Company					702,728

Fiscal 2024	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2023	Sep 30, 2023	Dec 31, 2023	Mar 31, 2024	Mar 31, 2024
Revenue	$60,006	$53,992	$58,508	$42,681	$215,187
Costs of mine operations	36,705	33,049	35,201	29,643	134,598
Income from mine operations	23,301	20,943	23,307	13,038	80,589
Corporate general and administrative expenses	3,650	3,810	3,228	3,407	14,095
Foreign exchange loss (gain)	2,227	(1,314)	701	(1,277)	337
Share of loss (gain) in associates	640	705	5,680	(4,333)	2,692
Dilution gain on investment in associate	—	(733)	—	—	(733)
Impairment of investment in associate	—	—	—	4,251	4,251
(Gain) loss on investments	(1,086)	603	(6,204)	(990)	(7,677)
Other items	(130)	912	2,219	702	3,703
	18,000	16,960	17,683	11,278	63,921
Finance items	(1,434)	(1,688)	(1,510)	(1,402)	(6,034)
Income tax expenses	6,221	3,878	5,123	5,055	20,277
Net income	13,213	14,770	14,070	7,625	49,678
Net income attributable to equity holders of the Company	9,217	11,050	10,510	5,529	36,306
Basic earnings per share	0.05	0.06	0.06	0.03	0.21
Diluted earnings per share	0.05	0.06	0.06	0.03	0.20
Cash dividend declared	2,214	—	2,214	—	4,428
Cash dividend declared per share	0.0125	—	0.0125	—	0.0250
Other financial information
Total assets					702,815
Total liabilities					105,806
Total equity attributable to equity holders of the Company					507,255

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(b)	Overview of the Financial Results for year ended March 31, 2026

Net loss attributable to equity shareholders of the Company for the year ended March 31, 2026 was $9.9 million or $0.05 per share, compared to net income of $58.2 million or $0.29 per share in Fiscal 2025. The loss was mainly driven by a $178.5 million charge on the derivative liabilities.

The adjusted net income attributable to equity shareholders of the Company1 was $150.8 million or $0.69 per share, after excluding the $178.5 million charge on the derivative liabilities, $10.5 million non-cash or non-routine expenses, and $33.7 million gain on mark-to-market investments, compared to $75.1 million or $0.37 per share in Fiscal 2025.

The adjusted EBITDA attributable to equity shareholders of the Company1 was $238.1 million or $1.09 per share compared to $132.2 million or $0.65 per share in Fiscal 2025.

Revenue for the year ended March 31, 2026 was $438.1 million, up 47% compared to $298.9 million in Fiscal 2025. The increase is mainly attributable to an increase of $143.0 million arising from the increase in the realized selling prices of silver and gold and net of a decrease of $4.4 million as a result of less metal sold.

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Year ended March 31, 2026			Year ended March 31, 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver (million ounces)	6.4	0.5	6.8	6.4	0.5	6.9
Gold (ounces)	8,857	—	8,857	7,577	—	7,577
Lead (million pounds)	55.0	5.0	60.0	56.8	5.5	62.3
Zinc (million pounds)	6.6	15.1	21.7	8.6	14.9	23.5
Revenue
Silver (in thousands of $)	301,680	14,711	316,391	175,932	10,824	186,756
Gold (in thousands of $)	31,493	—	31,493	17,816		17,816
Lead (in thousands of $)	52,743	4,730	57,473	54,794	5,220	60,014
Zinc (in thousands of $)	7,320	15,635	22,955	9,610	16,413	26,023
Other (in thousands of $)	6,002	3,821	9,823	5,363	2,923	8,286
	399,238	38,897	438,135	263,515	35,380	298,895
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	47.45	32.33	46.44	27.47	20.62	26.95
Gold ($/ounce)	3,556	—	3,556	2,351	—	2,351
Lead ($/pound)	0.96	0.94	0.96	0.96	0.95	0.96
Zinc ($/pound)	1.11	1.03	1.06	1.12	1.10	1.11

Costs of mine operations for the year ended March 31, 2026 were $184.4 million, up 5% compared to $175.3 million in Fiscal 2025. Items included in costs of mine operations are as follows:

	Years ended March 31,
	2026	2025	Change
Production cost	$115,319	$108,363	6%
Depreciation and amortization	35,143	31,014	13%
Mineral resource taxes	9,541	7,359	30%
Government fees and other taxes	12,335	16,009	(23)%
General and administrative	12,089	12,599	(4)%
	$184,427	$175,344	5%

1 Non-GAAP measures, please refer to section 15 for reconciliation.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Production costs expensed for the year ended March 31, 2026 were $115.3 million, up $7.0 million compared to $108.4 million in Fiscal 2025. The increase was mainly due to a 12% increase in ore being processed to produce the metals sold, partially offset by the decrease in per tonne production cost at the Ying Mining District.

Depreciation and amortization for the year ended March 31, 2026 were $35.1 million, up 13% compared to $31.0 million in Fiscal 2025, mainly associated with the 12% increase in the total ore mined and processed.

The increase in the mineral resource taxes was mainly due to higher revenue achieved.

Items included in government fees and other taxes are as follows:

	Years ended March 31,
	2026	2025	Change
Government fees	$97	$74	31%
Mineral rights royalty	7,404	12,761	(42)%
Other taxes	4,834	3,174	52%
	$12,335	$16,009	(23)%

Government fees include environmental protection fees paid to the state and local Chinese government. For the year ended March 31, 2026, Mineral rights royalty was $7.4 million, down 42% compared to $12.8 million in Fiscal 2025. Mineral rights royalty in Fiscal 2025 included approximately $8.9 million of one-off payment for the mineral resources consumed in prior years upon renewal of the Yuelianggou Mining License in the Ying Mining District.

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government. For the year ended March 31, 2026, other taxes were $4.8 million, up 52% compared to $3.2 million in Fiscal 2025, mainly associated with the increase in revenue.

Mine general and administrative expenses for the mine operations for the year ended March 31, 2026 were $12.1 million, down 4% compared to $12.6 million in Fiscal 2025. After the completion of the organizational restructuring for the Ecuador operations, the expenses incurred at the Quito office were recorded in corporate general and administration expenses. Items included in general and administrative expenses for the mine operations are as follows:

	Years ended March 31,
	2026	2025	Change
Amortization and depreciation	$972	$1,152	(16)%
Office and administrative expenses	2,452	3,735	(34)%
Professional Fees	374	536	(30)%
Salaries and benefits	8,291	7,176	16%
	$12,089	$12,599	(4)%

Income from mine operations for the year ended March 31, 2026 was $253.7 million, up 105% compared to $123.6 million in Fiscal 2025. The increase was mainly attributable to the increase in the net realized metal selling prices of silver and gold, partially offset by an increase of $7.0 million in production cost. Income from mine operations at the Ying Mining District was $240.1 million, compared to $114.1 million in Fiscal 2025. Income from mine operations at the GC Mine was $13.6 million, compared to $11.3 million in Fiscal 2025.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Corporate general and administrative expenses for year ended March 31, 2026 were $20.9 million, up 18.8% compared to $17.6 million in Fiscal 2025, mainly due to the inclusion of Adventus's corporate expenditures and higher professional fees resulting from increased reorganization and M&A activities in Fiscal 2026. Items included in corporate general and administrative expenses are as follows:

	Years ended March 31,
	2026	2025	Change
Amortization and depreciation	$773	$660	17%
Office and administrative expenses	2,229	2,432	(8)%
Professional Fees	2,092	1,400	49%
Salaries and benefits	11,647	9,381	24%
Share-based compensation	4,125	3,692	12%
	$20,866	$17,565	19%

Share of loss in associates for the year ended March 31, 2026 was $0.5 million, compared to $2.8 million in Fiscal 2025. Share of income or loss in associates represent the Company’s equity pickup in NUAG and TIN.

Dilution loss on investment in associate for the year ended March 31, 2026 was $0.3 million, compared to $nil in Fiscal 2025. The loss resulted from the Company's participation in NUAG's bought deal financing, which diluted the Company's ownership percentage. Details of the financing are provided in section 7 – Investment in Associates.

Gain on investments for the year ended March 31, 2026 was $33.7 million, an increase of $21.2 million compared to $12.5 million in Fiscal 2025. The gain was mainly attributable to the fair value changes of mark-to-market investments.

Charge on fair valuation of derivative liabilities for the year ended March 31, 2026 was $178.5 million compared to $9.0 million gain in Fiscal 2025 with primarily related to the convertible notes, and the Company has removed the cash settlement option for the Convertible Notes via a supplemental indenture in Q4 Fiscal 2026, reclassifying the conversion feature from a derivative liability to equity to avoid future fair value volatility in the Profit & Loss account;

Other items primarily comprise property evaluation and business development expenses, gain or loss in disposal of plant and equipment, and other income or expenses.

Finance items comprise finance income net of finance costs. Finance income for the year ended March 31, 2026 was $11.9 million compared to $8.5 million in Fiscal 2025. The Company invests in short-term investments which include term deposits, money market instruments, and bonds. Finance costs for the year ended March 31, 2026 were $13.6 million compared to $6.7 million in Fiscal 2025, including the interest on the Convertible Notes issued in November 2024 and the accretion of long-term deposit with Wheaton. Items included in finance costs are as follows:

	Years ended March 31,
	2026	2025	Change
Interest on lease obligation	$157	$126	25%
Interest on convertible notes	12,178	4,707	159%
Accretion of long-term deposit	1,021	—	100%
Issuance costs of convertible notes allocated to derivative liabilities	—	1,741	(100)%
Accretion of environmental rehabilitation liabilities	195	139	40%
	$13,551	$6,713	102%

Income tax expenses for the year ended March 31, 2026 were $47.5 million, up 81% compared to $26.2 million in Fiscal 2025, including a current income tax expense of $46.8 million (Fiscal 2025 - $17.7 million) and a deferred income tax expense of $0.6 million (Fiscal 2025 - $8.5 million). The current income tax expenses for the year ended March 31, 2026 included withholding tax expenses of $8.4 million (Fiscal 2025 - $2.4 million), which were paid at a rate of 10% on dividends distributed out of China.

(c)	Overview of Q4 Fiscal 2026 Financial Results

Net loss attributable to equity shareholders of the Company in Q4 Fiscal 2026 was $0.7 million or $0.003 per share, compared to net income of $7.6 million or $0.03 per share in Q4 Fiscal 2025. The loss was mainly due to the impact of a $60.4 million non-cash charge on the mark-to-market of the fair value of derivative liabilities.

The adjusted net income attributable to equity shareholders of the Company1 was $59.3 million or $0.27 per share, after excluding the $60.4 million non-cash charge on the fair value of derivative liabilities, $6.1 million of non-cash or one-time expenses, and the $6.6 million gain on mark-to-market of investments, compared to $14.7 million or $0.07 per share in Q4 Fiscal 2025.

1 Non-GAAP measures, please refer to section 15 for reconciliation.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The adjusted EBITDA attributable to equity shareholders of the Company1 was $98.1 million or $0.44 per share, compared to $29.8 million or $0.14 per share in Q4 Fiscal 2025.

Revenue in Q4 Fiscal 2026 was $147.4 million, up 96% compared to $75.1 million in Q4 Fiscal 2025. The increase is mainly attributable to the increases of 183% and 74% in the selling prices of silver and gold, respectively.

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended March 31, 2026			Three months ended March 31, 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver (million ounces)	1.4	0.1	1.5	1.5	0.1	1.6
Gold (ounces)	2,623	—	2,623	3,465	—	3,465
Lead (million pounds)	12.8	0.8	13.6	15.5	0.8	16.3
Zinc (million pounds)	1.4	2.4	3.9	2.1	2.4	4.5
Revenue
Silver (in thousands of $)	110,483	4,368	114,851	42,836	1,583	44,419
Gold (in thousands of $)	11,563	—	11,563	8,777	—	8,777
Lead (in thousands of $)	12,552	804	13,356	14,343	718	15,061
Zinc (in thousands of $)	1,905	2,918	4,823	2,242	2,514	4,756
Other (in thousands of $)	1,642	1,124	2,766	1,468	632	2,100
	138,145	9,214	147,359	69,666	5,447	75,113
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	79.31	63.30	78.56	28.14	20.56	27.78
Gold ($/ounce)	4,408	—	4,408	2,533	—	2,533
Lead ($/pound)	0.98	1.00	0.98	0.93	0.92	0.93
Zinc ($/pound)	1.32	1.21	1.25	1.07	1.05	1.06

The following table is a comparison among the Company’s average net realized selling prices, prices quoted on the SME, and prices quoted on the London Metal Exchange (“LME”) in Q4 Fiscal 2026 and Q4 Fiscal 2025:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 F2026	Q4 F2025	Q4 F2026	Q4 F2025	Q4 F2026	Q4 F2025	Q4 F2026	Q4 F2025
Net realized selling prices	$78.56	$27.78	$4,408	$2,533	$0.98	$0.93	$1.25	$1.06
SME	$92.73	$34.30	$4,736	$2,892	$1.07	$1.06	$1.54	$1.51
LME	$83.86	$31.89	$4,873	$2,861	$0.90	$0.91	$1.48	$1.30

Compared to Q4 Fiscal 2025, the average realized selling prices of silver and gold in Q4 Fiscal 2026 increased by 183% and 74%, respectively, while the average silver and gold prices quoted on the SME increased by 170% and 64%, and the average silver and gold prices quoted on the LME increased by 163% and 70%, respectively.

Costs of mine operations in Q4 Fiscal 2026 were $47.4 million, down 3% compared to $49.0 million in Q4 Fiscal 2025. Items included in costs of mine operations are as follows:

	Q4 Fiscal 2026	Q4 Fiscal 2025	Change
Production cost	$29,697	$34,679	(14)%
Depreciation and amortization	7,662	8,250	(7)%
Mineral resource taxes	2,987	1,893	58%
Government fees and other taxes	3,919	1,988	97%
General and administrative	3,135	2,157	45%
	$47,400	$48,967	(3)%

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Production costs expensed in Q4 Fiscal 2026 were $29.7 million, down $5.0 million compared to $34.7 million in Q4 Fiscal 2025, mainly because of the decrease in per tonne production cost at the Ying Mining District.

The increase in the mineral resource taxes was mainly due to higher revenue achieved.

Items included in government fees and other taxes are as follows:

	Q4 Fiscal 2026	Q4 Fiscal 2025	Change
Government fees	$23	$—	—%
Mineral rights royalty	2,209	1,041	112%
Other taxes	1,687	947	78%
	$3,919	$1,988	97%

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral rights royalty is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government, in Q4 Fiscal 2026, mineral rights royalty were $2.2 million, up 112% compared to $1.0 million in Q4 Fiscal 2025, the increase is mainly due to the increase in revenue.

Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

Mine general and administrative expenses for the mine operations in Q4 Fiscal 2026 were $3.1 million, up 45% compared to $2.2 million in Q4 Fiscal 2025. Items included in general and administrative expenses for the mine operations are as follows:

	Q4 Fiscal 2026	Q4 Fiscal 2025	Change
Amortization and depreciation	$254	$296	(14)%
Office and administrative expenses	754	274	175%
Professional Fees	91	56	63%
Salaries and benefits	2,036	1,531	33%
	$3,135	$2,157	45%

Income from mine operations in Q4 Fiscal 2026 was $100.0 million, up 282% compared to $26.1 million in Q4 Fiscal 2025. The increase was mainly attributable to the increase in the net realized metal selling prices and decrease in production cost, partially offset by increases of $1.2 million in mineral rights royalties and $1 million in mine general and administrative expenses. Income from mine operations at the Ying Mining District was $96.0 million, compared to $25.9 million in Q4 Fiscal 2025. Income from mine operations at the GC Mine was $4.0 million, compared to $0.8 million in Q4 Fiscal 2025.

Corporate general and administrative expenses in Q4 Fiscal 2026 were $5.1 million, up 37% or $1.4 million, compared to $3.7 million in Q4 Fiscal 2025. The increase was mainly due to the accrual of professional fees for regulatory filings. Items included in corporate general and administrative expenses are as follows:

	Q4 Fiscal 2026	Q4 Fiscal 2025	Change
Amortization and depreciation	$234	$148	58%
Office and administrative expenses	(138)	454	(130)%
Professional Fees	1,362	96	1319%
Salaries and benefits	2,853	2,404	19%
Share-based compensation	836	647	29%
	$5,147	$3,749	37%

Foreign exchange gain in Q4 Fiscal 2026 was $0.5 million compared to a loss of $0.6 million in Q4 Fiscal 2025, mainly driven by the exchange rates of the U.S. dollar against the Canadian dollar and the Australian dollar as the functional currency of the corporate office of the Company and its immediate holding companies incorporated in the British Virgin Islands have been changed to the U.S. dollar from the Canadian dollar since October 2024.

Share of loss in associates in Q4 Fiscal 2026 was $0.2 million, compared to $1.5 million in Q4 Fiscal 2025. Share of income or loss in associates represent the Company’s equity pickup in NUAG and TIN.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Dilution loss on investment in associate in Q4 Fiscal 2026 was $0.3 million, compared to $nil in Q4 Fiscal 2025. The loss resulted from the Company's participation in NUAG's bought deal financing, which diluted the Company's ownership percentage. Details of the financing are provided in section 7 – Investment in Associates.

Gain on investments in Q4 Fiscal 2026 was $6.6 million, an increase of $1.6 million compared to $4.9 million in Q4 Fiscal 2025. The gain was mainly attributable to the fair value change of mark-to-market investments.

Charge on fair valuation of derivative liabilities in Q4 Fiscal 2026 was a loss of $60.4 million compared to a loss of $20.6 in Q4 Fiscal 2025. The derivative liabilities include the conversion right of the $150.0 million convertible notes the Company issued in November 2024 and the warrants reclassified from equity reserve upon the change of functional currency of the corporate office of the Company in October 2024. Derivative liabilities are measured at fair value at each reporting date, and any changes to their fair value are through profit and loss. On March 18, 2026, the company entered into a supplemental indenture to amend the terms of the convertible notes, the amendment removed the company’s option to settle conversions of the convertible notes in cash. Following this amendment, the convertible right was derecognized from financial liabilities and reclassified to equity. Details of the convertible notes are described in section 10 - Convertible Notes below.

Other items primarily comprise property evaluation and business development expenses, gain or loss on disposal of plant and equipment, and other income or expenses. Property evaluation and business development expenses in Q4 Fiscal 2026 were $0.8 million compared to $0.4 million in Q4 Fiscal 2025.

Finance items comprise finance income net of finance costs. Finance income in Q4 Fiscal 2026 was $2.0 million compared to $2.7 million in Q4 Fiscal 2025. The Company invests in short-term investments which include term deposits, money market instruments, and bonds. Finance costs in Q4 Fiscal 2026 were $3.8 million compared to $3.4 million in Q4 Fiscal 2025. Items included in finance costs are as follows:

	Q4 Fiscal 2026	Q4 Fiscal 2025	Change
Interest on lease obligation	$24	$35	(31)%
Interest on convertible notes	3,015	3,374	(11)%
Accretion of long-term deposit	748	—	100%
Accretion of environmental rehabilitation liabilities	61	34	79%
	$3,848	$3,443	12%

Income tax expenses in Q4 Fiscal 2026 were $19.6 million, up 278% compared to $5.2 million in Q4 Fiscal 2025, including a current income tax expense of $19.7 million (Q4 Fiscal 2025 - $4.5 million) and a deferred income tax expense of $0.1 million (Q4 Fiscal 2025 - $0.7 million). The current income tax expenses in Q4 Fiscal 2026 included withholding tax expenses of $3.7 million (Q4 Fiscal 2025 - $nil), which were paid at a rate of 10% on dividends distributed out of China.

9.	Liquidity, Capital Resources, and Contractual Obligations

Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position.

As at	March 31, 2026	March 31, 2025	Change
Cash and cash equivalents	$421,989	363,978	58,011
Short-term investments	346	5,078	(4,732)
	$422,335	$369,056	$53,279

Working capital	$319,461	$310,359	$9,102

Cash, cash equivalents and short-term investments as at March 31, 2026 were $422.3 million, up (9)% or $53.3 million compared to $369.1 million as at March 31, 2025. The increase in cash and cash equivalents was mainly from free cash flow generated from operations.

Working capital as at March 31, 2026 was $319.5 million, up 2.9% compared to $310.4 million as at March 31, 2025.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following table summarizes the Company’s cash flow for the three months and years ended March 31, 2026 and 2025.

	Three months ended March 31,			Years ended March 31,
	2026	2025	Changes	2026	2025	Changes
Cash flow
Cash provided by operating activities	$90,164	$30,701	$59,463	$310,568	$138,631	$171,937
Cash used in investing activities	(124,241)	(13,403)	(110,838)	(229,340)	(44,667)	(184,673)
Cash (used in) provided by financing activities	(10,479)	143,327	(153,806)	(31,862)	115,117	(146,979)
(Decrease) increase in cash and cash equivalents	(44,556)	160,625	(205,181)	49,367	209,081	(159,714)
Effect of exchange rate changes on cash and cash equivalents	4,170	(2,842)	7,012	8,645	1,955	6,690
Cash and cash equivalents, beginning of the period	462,376	180,325	282,051	363,978	152,942	211,036
Cash and cash equivalents, end of the period	$421,989	$338,108	$83,881	$421,989	$363,978	$58,011

Cash flow provided by operating activities in Fiscal 2026 was $310.6 million, up $171.9 million compared to $138.6 million in Fiscal 2025. Before the changes in non-cash operating working capital, cash flow from operating activities was $289.1 million, up $158.1 million compared to $131.0 million in Fiscal 2025.

Cash flow provided by operating activities in Q4 Fiscal 2026 was $90.2 million, up $59.5 million, compared to $30.7 million in Q4 Fiscal 2025. Before changes in non-cash operating working capital, cash flow from operations was $87.1 million, up $57.9 million compared to $29.2 million in Q4 Fiscal 2025.

Cash flow used in investing activities in Fiscal 2026, cash flow used in investing activities was $229.3 million, compared to $44.7 million in Fiscal 2025, and comprised mostly of:

•	$116.4 million spent on mineral exploration and development expenditures (Fiscal 2025 - $59.8 million);

•	$94.5 million cash paid for the acquisition of ZAAV (Fiscal 2025 - $6.2 million paid for the acquisition of Adventus);

•	$2.1 million spent to acquire plant and equipment (Fiscal 2025 - $20.0 million);

•	$9.4 million spent on additional investment in associates (Fiscal 2025 - $—);

•	$2.0 million spent on investments in other investments (Fiscal 2025 - $21.0 million); offset by,

•	$5.0 million proceeds from the redemption of short-term investments (Fiscal 2025 - $134.2 million); and

For Q4 Fiscal 2026 Cash flow used in investing activities was $124.2 million, compared to $13.4 million in Q4 Fiscal 2025, and comprised mostly of:

•	$94.5 million cash paid for the acquisition of ZAAV (Fiscal 2025 - $6.2 million paid for the acquisition of Adventus);

•	$29.4 million spent on mineral exploration and development expenditures (Q4 Fiscal 2025 - $13.1 million);

•	$(7.8) million spent to acquire plant and equipment (Q4 Fiscal 2025 - $3.4 million).

•	Cash flow used in financing activities in Fiscal 2026 was $31.9 million, compared to $115.1 million provided by in Fiscal 2025, and comprised mostly of:

•	$24.9 million spend on distributions to non-controlling shareholders (Fiscal 2025 - $11.0 million);

•	$7.5 million spend on interest payment to the holders of the convertible notes (Fiscal 2025 - $nil million);

•	$5.5 million cash dividends paid to equity holders of the Company (Fiscal 2025 - $4.9 million); offset by,

•	$6.3 million cash from share issuance due to stock options exercised (Fiscal 2025 - $2.8 million).

For Q4 Fiscal 2026 Cash flow used in financing activities was $10.5, compared to $143.3 million provided by in Q4 Fiscal 2025, and comprised mostly of:

•	$10.7 million spend on distributions to non-controlling shareholders (Fiscal 2025 - $nil); offset by,

•	$0.3 million cash from share issuance due to stock options exercised (Fiscal 2025 - $0.1 million).

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns on investments for shareholders. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments.

The Company monitors its capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares.

In November 2024, the Company issued an aggregate amount of $150 million unsecured senior Convertible Notes on a private placement basis before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. Details of the Convertible Notes are described in section 10 - Convertible Notes below.

As at March 31, 2026, the Company had cash, cash equivalents, and short-term investments of $422.3 million and working capital of $319.5 million. The Company also has a stream financing credit of $175.5 million for the El Domo Project construction (of which $131.6 million is undrawn as at March 31, 2026), and holds a portfolio of equity investment in associates and other companies with a total market value of $274.6 million as at March 31, 2026. Besides, on April 20, 2026, the Company entered into a syndicated term loan facilities agreement (the “Facilities”) with a syndicate of international banks. The Facilities provide for an aggregate principal amount of RMB1.5 billion (approximately $220 million). The Facilities consist of two tranches: Facility A (floating rate) in the amount of RMB452.5 million, which bears interest at CNH HIBOR plus a margin of 1.92% per annum; and Facility B in the amount of RMB1,047.5 million, which bears a fixed interest rate of 3.67% per annum. Interest rates on both tranches are subject to reduction based on the Company’s consolidated net leverage ratio. The Facilities have a maturity of three years from the date of initial drawdown. As of the date of the financial statements, the initial drawdown had not occurred. The Facilities are guaranteed by the company and certain of its subsidiaries and secured by certain accounts and share security. Proceeds from the Facilities are to be used for general corporate purposes and to support the company’s global working capital requirements, optimizing the Company’s capital structure and strengthening its financial flexibility.

The Company’s financial position at March 31, 2026 and the operating cash flows that are expected over the next 12 months lead the Company to believe that the Company’s liquid assets are sufficient to satisfy the Company’s Fiscal 2026 and Fiscal 2027 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A. The Company is not subject to any externally imposed capital requirements.

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at March 31, 2026.

	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$85,163	$—	$85,163
Deposits received	20,888	—	20,888
Convertible notes	7,125	171,395	178,520
Lease obligation	330	1,026	1,356
Income tax payable	15,574	—	15,574
Total Contractual Obligation	$129,080	$172,421	$301,501

The Company’s customers are required to make full payments as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

Further details regarding the contractual terms of the convertible notes are provided in section 10 - Convertible Notes below. The Company actively monitors its exposure to this potential obligation and manages it as part of its overall liquidity risk management strategy.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

10.	Convertible Notes

On November 25, 2024, the Company issued the unsecured Convertible Senior Notes ("Convertible Notes") and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025.

Holders of the Convertible Notes may convert all or any portion of their Convertible Notes, in multiples of $1,000 principal amount, at the option of the holder on or after September 15, 2029 (the "Free Conversion Date") until the close of business on the second scheduled trading day immediately preceding the maturity date. Prior to the Free Conversion Date, the holders may elect to convert their Convertible Notes only under circumstances and fundamental changes occur as described in the convertible notes, including:

•	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.

•	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.

•	Approval by our shareholders of any plan for liquidation or dissolution.

•	During any calendar quarter commencing after the calendar quarter ending on March 31, 2025 (and only during such calendar quarter), if the last reported sale price of the shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

The initial conversion rate is 216.0761 shares per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $4.628 per share), subject to adjustments as described in the Convertible Note

Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company's right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of $150 million, $39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of $110.9 million was allocated to the host loan. Transaction costs of $4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of $1.7 million associated with the embedded derivative liability were expensed in the audited Consolidated Statements of Income. The $105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.

On March 18, 2026, the Company entered into a supplemental indenture to the Convertible Notes to remove the Company’s option to settle conversions of the Convertible Notes in cash. Following this amendment, upon conversion, the Company is required to settle the principal amount of the Notes exclusively through the issuance of common shares.

The Company assessed whether the contractual changes to the Convertible Notes resulted in the Notes being substantially modified and thus whether the Company should derecognize the Convertible Notes. The amendment did not result in a substantial modification of the financial liability under IFRS 9. However, given the contractual changes, the Company reassessed the classification of the embedded conversion feature. The Company concluded that the removal of the cash settlement alternative now causes the conversion option to meet the “fixed-for-fixed” condition under IAS 32, and thus the conversion feature is no longer accounted for as a derivative liability and instead meets the definition of equity. Accordingly, on the amendment date, the derivative liability was remeasured to its fair value, and that fair value was derecognized from financial liabilities and reclassified to equity. No gain or loss was recognized in profit or loss as a result of the reclassification.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	March 18, 2026	March 31, 2025
Share Price:	10.06	3.87
Credit spread (basis points):	295	559
Risk free rate:	3.53%	3.66%
Volatility:	65%	42%
Dividend yield:	0.25%	0.65%

The continuity of the host liability and embedded derivative liability is as follows:

Convertible Notes	Host Liability	Derivative liability	Total
Balance as at April 1, 2024	$—	$—	$—
Issuance	110,880	39,120	150,000
Allocated transaction costs	(4,935)	—	(4,935)
Interest accretion	4,708	—	4,708
Changes on fair value estimate	—	9,908	9,908
Balance as at March 31, 2025	$110,653	$49,028	$159,681
Interest accretion	14,093	—	14,093
Interest payment	(7,521)	—	(7,521)
Change on fair value estimate	—	174,900	174,900
Reclassify to equity	—	(223,928)	(223,928)
Balance as at March 31, 2026	$117,225	$—	$117,225
Presentation
Current liability	2,069	—	2,069
Non-current liability	115,156	—	115,156
Total	$117,225	$—	$117,225

11.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

As at March 31, 2026, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $14.1 million (March 31, 2025 - $12.8 million), which has been discounted using an average discount rate of 1.98% (March 31, 2025 – 1.94%).

The accretion of the discounted charge for year ended March 31, 2026 was $0.2 million (Fiscal 2025 - $0.1 million), and reclamation expenditures incurred for year ended March 31, 2026 was $1.1 million (Fiscal 2025 - $0.8 million).

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

12.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in the U.S. dollar whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China, Ecuador, and Mexico; environmental risks; risks related to its relations with employees and local communities where the Company operates, and emerging risks relating to the widespread outbreak of epidemics, pandemics, or other health crises, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, and annual Audited Consolidated Financial Statements, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a)	Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the audited consolidated financial statements for the year ended March 31, 2026 under Note 25 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries, intermediate holding companies, and subsidiaries in Ecuador, is the US dollar. The functional currency of all Chinese subsidiaries is the Chinese yuan ("RMB"). The functional currency of all Kyrgyz subsidiaries is the Kyrgyz som ("KGS"). The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in RMB, which would impact the Company's other comprehensive income or loss; and financial instruments that are denominated in the Canadian dollar ("CAD"), the Australian dollar ("AUD") and the Kyrgyz som ("KGS"), which would impact the Company's net income.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s other comprehensive income or loss and net income due to the exchange rates of the U.S. dollar against RMB, CAD, KGS and AUD as at March 31, 2026 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Trade and other receivables	Due from related parties	Prepaids and deposits	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in currency
RMB	$252,349	$—	$1,367	$—	$7,126	$—	$(69,751)	$—	$191,091	$19,109
CAD	688	24	—	554	582	48,961	(1,412)	(987)	48,410	4,841
KGS	234	—	—	—	—	—	(397)	—	(163)	(16)
AUD	695	—	—	—	—	2,690	—	—	3,385	339
	$253,966	$24	$1,367	$554	$7,708	$51,651	$(71,560)	$(987)	$242,723	$24,272

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities, convertible notes, and the mark-to-market value of derivative instruments. All of the Company's cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

As at March 31, 2026, the Company had $1.2 million in lease obligations that are subject to annualized interest rate ranging from 7.0% to 15.6%, and $117.2 million convertible notes liabilities that are discounted at 12.6% of the Company's unsecured senior convertible notes. The principle of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, prepayments to contractors and suppliers, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requires deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on March 31, 2026 (March 31, 2025 - $nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at March 31, 2026, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of $5.1 million.

(b)	Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals in different concentrates. As the company does not operate a smelter, the Company’s revenues are in large part derived from sales of silver, lead, zinc, and gold in concentrates produced by the company's mining and milling activities to different smelters or trading companies. The sales price for silver is based on the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead, zinc and copper are based on the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is based on the Shanghai Gold Exchange as quoted at www.sge.com.cn, after the deduction of certain smelter charges by smelters.

The prices of these commodities have fluctuated widely and are affected by factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased or decreased supplies. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

(c)	Mineral Reserves and Mineral Resources estimates may not reflect the amount of minerals that may ultimately be extracted as uncertainties involved in the estimation of Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves estimates of mineral assets as disclosed to investors/shareholders are based on a number of assumptions made by the relevant Qualified Persons in accordance with National Instrument 43-101 ("NI 43-101") of Canada. Any report of Mineral Resources and Mineral Reserves estimates of our mineral assets not reviewed and checked by a Qualified Person is not NI 43-101 compliance and cannot be relied on.

While operating in China, to apply or renew mining permit, one must follow China regulations. According to Chinese mining related laws and regulations, to apply or renew a mining permit in China, a report of Mineral Resources and Mineral Reserves estimates completed by certified (qualified) Chinese institute shall be reviewed by a panel organized by Industry Association such as provincial mining association. Then the report needs to be filed with the Ministry of Natural Resources or the provincial natural resources authorities (dependent on the size). Once a mining permit has been granted, the report of Mineral Resources and Mineral Reserves estimates does not have to be updated until the time to renew the mining permit. As the Chinese report generally use different standards, including cut-off grade and cut-off time data or effective date, it may have different results from NI 43-101 Mineral Resources and Mineral Reserves estimates.

Mines in China were required to file a “Dynamic Reconnaissance Report” on Mineral resources every year, which reported tonnage and grades mined and remaining at the year-end during the valid period of the mining permit from the zones in which the resources were reported in the first report of Mineral Resources and Mineral Reserves estimates which filed with Department of Natural Resources before applying the mining permit. Based on the new mining law of China, effectively July 1, 2025, the “Dynamic Reconnaissance Report” regulation is annulled.

As the Chinese government doesn’t require an updated report of Mineral Resources and Mineral Reserves estimates every year, any new discovery after the mining permit is issued and production may not be reflected in the annual “Dynamic Reconnaissance Report”. Accordingly, this “Dynamic Reconnaissance Report” may have different results from a NI 43-101 report which may have been completed for that year as it will include any new discovery.

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and based on a number of assumptions, any adverse changes to which could require us to lower our mineral resource and mineral reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us.

There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the known and experienced recoveries will continue.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(d)	Mineral Reserve and Mineral Resource estimates may change adversely, and such changes may negatively impact our results of operations or financial conditions

Unless otherwise indicated, mineral resource and mineral reserve estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates contained in this offering memorandum have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate, that mineral reserve, mineral resource or other mineralization figures will be accurate, or that the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

The market price of silver, lead, zinc, gold, and other metals is subject to fluctuations, which can affect the economic viability of developing our Mineral Reserves for a specific project or lead to a reduction in reserves. There is no guarantee that Mineral Resource estimates will be reclassified as Proven or Probable Reserves or that the mineralization can be mined or processed profitably. Inferred Mineral Resources are highly uncertain in terms of their existence and economic and legal feasibility. Additionally, Mineral Resource estimates may be revised based on actual production experience. The evaluation of reserves and resources is influenced by economic and technological factors that may change over time. If our Mineral Reserve or Mineral Resource figures are decreased in the future, it could have a negative impact on our cash flows, earnings, operational results, and financial condition.

(e)	Mineral exploration activities have a high risk of failure and may never result in finding ore bodies sufficient to develop a producing mine

The long-term operation of our business and profitability is dependent, in part, on the costs and success of our exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that our mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of our mineral properties will follow only upon obtaining satisfactory exploration results.

Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metals prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that our exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse effect on our operations and profitability.

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(f)	Mineral projects have a finite life and eventual closure of the mineral projects will entail costs and risks regarding on-going, rehabilitation, and compliance with environmental standards

All mining operations have a finite life and will eventually close. The key costs and risks for mine closures are (i) long-term management of permanent engineered structures; (ii) achievement of environmental remediation rehabilitation and closure standards (including the assessment, funding and implementation of post-closure polluted and extraneous water pumping treatment); (iii) orderly retrenchment of employees; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programs to new owners. The successful completion of these tasks is dependent on our ability to successfully implement negotiated agreements with the relevant government authorities, communities, and employees. The consequences of a difficult closure range from increased closure costs and handover delays to on-going environmental rehabilitation costs and damage to our reputation if a desired outcome cannot be achieved, all of which could materially and adversely affect our business and results of operations.

(g)	Our activities and business could be adversely affected by the effects of public health crises in regions where we conduct our business operations

Global financial conditions and the global economy in general have at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events. Many industries including the mining industry, are impacted by volatile conditions in response to the widespread outbreak of epidemics, pandemics, or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets, and global supply chain as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

There is no guarantee that we will not experience disruptions to some of the active mining operations due to any health epidemics in the future. Any spread of public health crises could materially and adversely impact our business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on our exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of our properties, resulting in reduced production volumes. Although we have the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on our production, revenue, net income and business.

(h)	Market conditions may adversely affect our results of operations and financial condition

Many industries, including the mining industry, are impacted by market conditions. Some of the key impacts of the recent financial market turmoil include risks relating to public health crises, contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically: (i) the volatility prices for silver, lead, zinc, gold and other metals we sold may impact our revenue, profits, losses, and cash flow; (ii) volatile energy prices, commodity and consumable prices and currency exchange rates would impact our production costs; and (iii) the devaluation and volatility of global stock markets may impact the valuation of our equity and other securities. These factors could have a material adverse effect on our financial condition and results of operations.

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(i)	Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated, and future development activities may not result in profitable mining operations

There is no assurance if and when a particular mineral property of ours can enter into production. The amount of future production is based on the estimates prepared by or for us. The capital and operating costs to take our projects into production or maintain or increase production levels may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for us and may differ significantly from their actual values. There can be no assurance that our actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by us.

(j)	We may fail to successfully acquire and integrate future acquisitions into existing operations

If we plan to acquire mineral assets in other overseas jurisdictions, the successful completion of such acquisitions are subject to risks and uncertainties relating to the relevant countries or regions, including but not limited to, (i) exposure to international, regional and local economic and conditions and regulatory policies; (ii) exposure to different legal standards and ability to enforce contracts in some jurisdictions; (iii) changes in legal development and enforcement; (iv) restrictions or requirements relating to foreign investments, in particular, on mineral resources; and (v) compliance with the requirements of applicable sanctions, anti-bribery and related laws and regulations.

If we make other acquisitions, any positive effects will depend on a variety of factors, including but not limited to: integration of the acquired business or property in a timely and efficient manner; maintaining our financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that we make an acquisition outside of the markets in which we have previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on our cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration, existing shareholders may experience dilution. The integration of our existing operations with any acquired business may require significant expenditures of time, attention, and funds. Achievement of the benefits expected from consolidation may require us to incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of a recently acquired business or restructure our previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from our management team, which may detract attention from our day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on our business, operating results, financial condition and the price of our Common Shares. In addition, the acquisition of mineral properties may subject us to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on us.

(k)	The permits and licenses required for our mining and exploration may not be granted or renewed

The company's mineral exploration and mining activities may only be conducted after the company has obtained or renewed its exploration or mining permits, land usage right, environmental approval, safety production permits and other permits and licenses related to our mining activities in accordance with the relevant mining laws and regulations. Under the Chinese laws and regulations, if there are residual reserves in a property when the mining permit in respect of such property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. The Company believes that there will be no material substantive obstacle in renewing such permits as the company has renewed its mining permits, land usage right, environmental approval, safety production permits and other permits related to our mining activities in the past. Nevertheless, there can be no assurance as to whether the current relevant Chinese laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits, land usage right, environmental approval, safety production permits and other permits related to our mining activities due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all once such permits expire.

In China, to renew or apply for capacity expansion for each mining permit, the Company is required to complete a series of studies and reports for the permit area, including 1) a Mineral Resource estimate to Chinese standards; 2) a mine development plan; 3) a mine reclamation plan, an environment and soil preservation plan; 4) Soil and Water Conservation Program Design; 5) Mineral Right Valuation Report including reconciliation of resource; 6) Project Social Stability Risk Assessment Report; 7) Land Usage Pre-examination and Site Selection Opinion; and 8) Apply for Project Filing with the Development and Reform Commission of the local City.

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Once a mining permit is issued or renewed, from the environmental permit aspect, the following work and procedures are required: 1) to complete an Environment Impact Assessment Report update; 2) to be reviewed by independent panel; 3) to be filed with the provincial government authority; and 4) Self Environmental Protection evaluation and Acceptance after the mine development plan is completed. From a Safety Production aspect, the following work and procedures are required: 1) a detailed design for Safety Production Facility for the mine development plan by a qualified Chinese engineering firm; 2) to be reviewed by independent panels; 3) Filing with provincial Department of Emergency Response; 4) Safety Production Facility Completion Assessment Report by third party; and 5) Granting of the Safety Production License.

With the newly renewed mining permits at expanded capacity for SGX and HPG, two separate Environment Impact Assessment Report updates have been completed and reviewed by independent panels and are in the process of being filed with the provincial Environment Protection Department. For Safety Production approval, two separate Detailed Design for Safety Production Facility for the mine development plans by a qualified Chinese engineering firm were completed and reviewed by independent panels, pending filing with relevant authority and approvals.

Any failure to obtain or any delay in obtaining or retaining any required governmental approval and filing, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow permit renewal applications to be submitted earlier than 30 days before the permit expiration date and a delay of 2 to 3 months for permit application processing times is not uncommon. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications. If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

(l)	The title to our mineral projects may be uncertain or defective, which puts our investments in such properties at risk

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, Indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

(m)	Non-controlling interest shareholders of our subsidiaries could materially affect our results of operations and financial conditions

Our interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of non-controlling interest shareholders. The existence or occurrence of one or more of the following events could have a material adverse impact on our profitability or the viability of our interests held with non-controlling interest shareholders, which could have a material adverse impact on our business prospects, results of operations and financial conditions: (i) disagreements with non-controlling interest shareholders on how to conduct exploration; (ii) inability of non-controlling interest shareholders to meet their obligations to the applicable entity or third parties; and (iii) disputes or litigation between shareholders regarding budgets, development activities, reporting requirements and other matters.

(n)	We may not successfully acquire additional commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Our future growth and productivity will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: (i) establish Mineral Reserves through drilling and metallurgical and other testing techniques; (ii) determine metal content and metallurgical recovery processes to extract metal from the ore; and (iii) construct, renovate or expand mining and processing facilities.

In addition, if we discover a mineral deposit, it will likely take at least several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Our success at completing any acquisitions will depend on a number of factors, including, but not limited to identifying acquisitions that fit our business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights.

(o)	Our business requires significant and continuous capital investment and we may experience difficulty obtaining financing

Our operations and future growth require a high level of capital expenditure. We have invested significant amount in the past and will continue to invest in maintaining and expanding our mining operations. The amount of our capital expenditure depends on a number of factors, such as the projected production mine plan over the life of mine, refurbishing infrastructure, replacement of equipment due to wear and tear and availability of funding for our exploration projects.

In addition, if more of our exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, our ability to continue exploration and development activities, if any, will depend in part on our ability to obtain suitable financing.

We intend to fund our capital expenditures, future acquisitions, and plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity or debt. Our ability to obtain external financing in the future at a reasonable costs are subject to a variety of uncertainties, including, among others: (i) our future financial condition, results of operations and cash flows; (ii) the condition of the global and domestic financial markets; and (iv) changes in the monetary policy of the relevant jurisdictions with respect to bank interest rates and lending practices. There is no assurance that those sources of external financing will continue to be available as required or on suitable terms, or at all. If we require additional funds and cannot obtain them on acceptable terms when required or at a reasonable financing costs or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business. These or other factors may also prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In addition, another source of future funds presently available to us is through the sale of equity capital. There is no assurance this source of financing will continue to be available as required or on suitable terms, or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by us of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance we will be able to conclude any such agreements, on favorable terms or at all. The failure to obtain financing could have a material adverse effect on our growth strategy and results of operations and financial condition.

(p)	We operate in a highly competitive industry

The mining industry in general is intensely competitive and there is no assurance that a ready market will exist for the sale of metal concentrate, by us. Marketability of natural resources which may be discovered by us will be affected by numerous factors beyond our control, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in us not receiving an adequate return on our capital.

We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience, and technical capabilities than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of workforce. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

(q)	A continued or worsened slowdown in the financial markets or other economic conditions could have a material adverse effect on our business, financial condition and results of operations

General economic conditions may adversely affect our growth, profitability, and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, inflationary pressures, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

•	contraction in credit markets could impact the costs and availability of financing and our overall liquidity;

•	the volatility of silver, lead, zinc, gold and other metal prices would impact our revenues, profits, losses and cash flow;

•	recessionary pressures could adversely impact demand for our production;

•	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs;

•	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities; and

•	significant disruption to the global economic conditions caused by public health crises.

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(r)	We rely on third-party contractors for development, construction, mining and ore transportation work

Our different projects have used third-party contractors for development, construction, and mining based on designs, plans and programs designed by third-party engineering consulting companies or by ourselves. Our operations may be affected by the performance of the third-party contractors. Although we monitor the works of the third-party contractors to ensure that they are carried out on time, on budget and in accordance with our planning and specifications, we may not be able to control the quality, safety and environmental standards of the works conducted by the third-party contractors. Contractors may not follow government safety policies and regulations, and our operational protocols in place to minimize the risk of accidents, casualties, or fatalities happening, and in that event, it may significantly impact our operations which may lead to temporary suspension of our mining operations or closure.

(s)	The production, processing and product delivery capabilities of our mining assets rely on their infrastructure being adequate and remaining available

Our operations depend on adequate infrastructure of our mining assets. Roads, power sources, transport infrastructure and water supplies are essential for the conduct of these operations and the availability and costs of these utilities and infrastructure affect capital and operating costs and, therefore, our ability to maintain expected levels of production and results of operations. Unusual weather or other natural phenomena, sabotage or other interference in the maintenance or provision of such infrastructure could impact the development of a project, reduce production volumes, increase extraction or exploration costs, or delay the transportation of raw materials to the mines and projects, and commodities to end customers. Any such issues arising in respect of the infrastructure supporting or on our sites could have a material adverse effect on our business, results of operations, financial condition and prospects.

(t)	We may not be able to maintain adequate and uninterrupted supplies of utilities

Our mining and ore processing processes require adequate and stable supply of electricity and water. No assurance can be given that we would not be subject to any power shortage, power shutdown and water shortfall in the future. In case of a power shortage, power shutdown or water shortfall, our operation might be disrupted or suspended. Our business, financial conditions and results of operation might be materially affected.

(u)	Our reputation in the communities in which we operate could deteriorate

The continued success of our existing operations and its future projects are in part dependent upon broad support of and a healthy relationship with the respective local communities and making a sound social program and local employment plan, in addition to conducting operations in a manner that is not detrimental to the environment. If it is perceived that we were not respecting or advancing the economic and social progress and safety of the communities in which we operate, our reputation and shareholder value could be damaged, which could have a negative impact on our “social license to operate”, our ability to operate, and our financial performance, and to secure new resources.

The consequences of negative community reaction could therefore have a material adverse impact on the costs, profitability, ability to finance or even the closure of an operation and ability to renew or obtain the required permits, licenses, or approvals from government authority. If our operations are delayed or shut down as a result of political and community instability, our earnings may be constrained, and the long-term value of our business could be adversely impacted. Even in cases where no action adverse to us is actually taken, the uncertainty associated with such political or community instability could negatively impact the perceived value of our assets and mining investments and, consequently, have a material adverse effect on our financial condition. Failure to comply with the social program and local employment plan could adversely impact upon our social license to operate and may result in the suspension and/or cancellation of our mining rights by government.

(v)	We are subject to environmental, health and safety laws, regulation, and permits that may subject us to material costs, liabilities and obligations

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, in jurisdictions where our mineral assets are located. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to periodic inspection by government authorities. Failure to pass the inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Failure to comply with the relevant jurisdiction's environmental laws and safety production regulations could materially and adversely affect our business and results of operations.

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters. There are also laws and regulations prescribing reclamation activities on some mining properties. Legislation, regulation and law related to mining in jurisdictions where our mineral assets are located are evolving toward higher standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of us and may cause material changes or delays in our intended activities.

There can be no assurance that we have been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect our business, results of operations or financial condition. Amendments to current Chinese and other relevant jurisdiction’s laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on us and cause increases in capital expenditure, production costs or reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time. Our compliance with environmental laws and regulations entails uncertain costs.

(w)	Our operations involve significant risks and hazards inherent to the mining industry

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of pandemics, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

(x)	Our operations and financial results could be adversely affected by climate change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and costs in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

Management’s Discussion and Analysis	Page 42

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

(y)	We may be subject to regulatory investigations, claims and legal proceeding that could materially and adversely impact our business, financial condition, or results of operations

Due to the nature of our business, we may be subject to numerous regulatory investigations, claims, lawsuits, and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurance that these matters will not have a material adverse effect on our business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded, or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on our reputation and may impact our ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the Directors, officers and employees of ours and as a result, the diversion of such resources could materially affect our ability to conduct our operations in the normal course of business. Significant fees and expenses may be incurred by us in connection with the investigation and defense of litigation and regulatory proceedings. We may also be obligated to indemnify certain directors, officers, employees, and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on our future operating results. We may be able to recover certain costs and expenses incurred in connection with such matters from our insurer. However, there can be no assurance regarding when or if the insurer will reimburse us for such costs and expenses.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Management’s Discussion and Analysis	Page 43

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

With respect to the acquisition of Adventus, there was a litigation brought by a group of plaintiffs against a government agency of Ecuador concerning the environmental consultation process of the Company's El Domo and sought to void the environmental license of the project. The local court in Las Naves Canton, Bolívar Province, Ecuador rejected the litigation and ruled the Ecuadorean government correctly discharged its environmental consultation obligation prior to issuing an environmental license for the project on July 24, 2024. The plaintiffs appealed to the provincial court, and the appeal was heard on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador ("MAATE") correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project. The plaintiff’s subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. On July 24, 2025, the Constitutional Court unanimously rejected the clarification motion. While the Company considers the risk of further action to be low, there can be no assurance that the Constitutional Court will not take jurisdiction in the future, or that any subsequent proceedings would not adversely affect the El Domo Project schedule.

On August 15, 2025, a constitutional protection action was filed challenging the validity of the environmental license and related mining rights for the El Domo project. Although the case was initially dismissed by a Quito judge for lack of jurisdiction on August 19, 2025, the plaintiffs appealed the decision. Subsequent to the year ended March 31, 2026, on April 29, 2026, the Provincial Court of Pichincha accepted the appeal and remanded the case back to the lower court for a formal hearing. Management believes it is too early to reliably assess the likelihood of the outcome or estimate any potential financial impact.

(z)	We face risks associated with our acquisition of Adventus and ZAAV, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.

We completed the acquisition of all of the equity interests in Adventus on July 31, 2024 and completed the acquisition of 100% interest in ZAAV on January 27, 2026. Currently, we are in the process of integrating Adventus and ZAAV into our existing enterprise structure. There can be no assurance that the acquisitions will bring benefits to us to the extent anticipated. We may not be able to successfully fulfill the contemplated purposes of this acquisition. These synergies are inherently uncertain, and are subject to significant business, economic and competitive uncertainties, and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisitions. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisitions could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisitions and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize.

The operations of Adventus and ZAAV are subject to government approvals, licenses and permits. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued or, if they are issued, that they will be renewed in an appropriate or timely manner.

(aa)	We face risks associated with certain political and economic instability in Ecuador where the El Domo Project is located.

The Company is subject to certain risks and possible political and economic instability specific to Ecuador, arising from change of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, legal proceedings and referendums seeking to suspend mining activities, unsupportive local and regional governments, risk of corruption, military repression, war, civil disturbances, criminal and terrorist acts, hostage taking, changes in laws, expropriation, nationalization, renegotiation or nullification of existing concessions, agreements, licenses or permits and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company specifically and could result in the impairment or loss of mineral concessions or other mineral rights.

Management’s Discussion and Analysis	Page 44

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Exploration, development or operations may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration, development and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. In addition, the legislative uncertainty regarding the consultation process for environmental licenses may pose a risk for future permitting of exploration activity near protected forests and the need to carry out consultation activities prior to the start of any activities. These factors may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

Ecuador is experiencing a period of instability. In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National 20 Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action (ADN) party, was elected to assume the presidency in November 2023 for a period of 18 months, being the balance of Former President Lasso’s term. Noboa won re-election in April 2025, and was inaugurated for a full four-year term on May 24, 2025. Despite this electoral mandate, uncertainty persists regarding his ability to stabilize the country due to challenges including, but not limited to, lack of majority in the National Assembly, the significant national debt, the security situation and the condition of the economy. The instability present in Ecuador, and overall risks associated with foreign operations, may impact the Company’s operations and financial results. In addition, this instability could impact the Company’s ability to obtain financing in the future or to obtain such financing on terms favourable to the Company. This may, in turn, impact the Company’s ability to execute on further acquisitions, developments or exploration if financing is required.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any laws, regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments or courts may adopt substantially different policies or interpretation of laws, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates or changes to tax regulations, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect the Company’s business.

The Company’s relationships with communities near where it operates and other stakeholders are critical to ensure the future success of El Domo and the exploration and development of the Company’s other concessions. The Company’s mineral concessions, including El Domo, are located near groups that have been opposed to mining activities from time to time in the past, which may affect the operations at El Domo, and the Company’s exploration and development activities on its other concessions in the short and long term.

The Company prioritizes sourcing goods and services locally, where possible. The Company’s local procurement activities and employment, however, may not meet the expectations of local communities, which may negatively impact on community relations. Furthermore, local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining nongovernmental organization (NGO) and Indigenous group activities in Ecuador have increased. These communities, NGOs and Indigenous groups have taken such actions as civil unrest, road closures, work stoppages and legal challenges. Such actions may have a material adverse effect on our development operations at El Domo, on our Condor exploration activities, and on our financial position, cash flow and results of operations. While the Company is committed to operating in a socially responsible manner, there can be no assurance that the Company’s efforts in this respect will mitigate this potential risk.

Our mining and exploration interests in Ecuador are also subject to changes in regulations (or the application of regulations) or shifts in political attitudes in Ecuador, which are beyond the control of the Company and may adversely affect our business. Future development and operations may be affected in varying degrees by factors such as government regulations (or changes to such regulations or the application of regulations) with respect to the restrictions on production, export controls, taxes, expropriation of property, restrictions on repatriation of profits, environmental legislation, land use, water use, labour, operating activities, land claims of local people and mine safety. The impact of these factors cannot be accurately predicted.

Management’s Discussion and Analysis	Page 45

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Tax regimes in Ecuador may be subject to differing interpretations and are subject to change without notice. Increasingly, the fiscal condition of the country is driving the Government to focus on tax reforms. The Company’s interpretation of tax law as applied to its transactions and activities may differ with that of the tax authorities, including the introduction of new or modified taxes, and may be disputed. As a result, the taxation applicable to transactions and operations may be challenged or revised by the tax authorities, which could result in significant additional taxes, penalties and/or interest and may impact on the Company’s cash flow forecasts, operating costs and AISC.

There is a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and Silvercorp has no control over withholding tax rates. In addition, there is a risk that laws and regulations in Ecuador may result in a capital gains tax on profits derived from the sale of shares, ownership interests and other rights, such as exploration rights, of companies with permanent establishments in the country. It is unknown at this time what, if any, liability the Company or its subsidiaries may be subject to as a result of the application of this law. There is a risk that the Company’s access to financing may be affected as a result of indirect taxation.

The Company’s operating subsidiary will pay VAT on goods and services required for its projects in Ecuador, and is eligible to receive a credit against future VAT payable. There is a risk that the tax authority in Ecuador may deny the Company’s such VAT claims or unduly delay the processing of VAT refunds, which could have a negative effect on Silvercorp's financial position or cash flow.

(bb)	Our investment in New Pacific Metals Corp. is subject to a number of risks and may prove unprofitable.

The Company is a strategic investor in New Pacific, a Canadian public company listed on the TSX under the symbol “NUAG” and NYSE American under the symbol “NEWP”. As at March 31, 2026, the Company owned 51,426,988 shares of New Pacific, representing a 27.96% ownership interest. New Pacific is a mining company engaged in exploring and developing mineral properties in Bolivia. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific has no revenue from operations and no ongoing mining operations of any kind.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade, and from the inability to obtain government approval for mining permits, environment licenses and to reach agreement with communities for development. The marketability of natural resources which may be acquired or discovered by New Pacific will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the possible loss of principal.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.

In addition to the high degree of risk associated with investing in junior exploration mining companies, the Company’s investment in New Pacific entails an additional risk by virtue of the fact that its projects are located in Bolivia. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment. New Pacific’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.

Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect New Pacific’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of New Pacific. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations.

Management’s Discussion and Analysis	Page 46

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with New Pacific failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term and generic used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects. New Pacific will place a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect New Pacific’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that a social licence can be earned by New Pacific or if established, that a social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised. Delays in projects attributable to a lack of community support or other community related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring New Pacific’s projects to, or maintain, production. The costs of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. New Pacific’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. There is no assurance that New Pacific will be successful in obtaining ratification of the mining production contract (“MPC”) it signed with Corporación Minera de Bolivia (COMIBOL) in a timely manner or at all, or that they will be obtained on reasonable terms. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and New Pacific’s business.

Exploration and development of, and production from, any deposits at New Pacific’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of New Pacific’s mineral projects and have a material adverse impact on New Pacific.

(cc)	Our information technology system may be vulnerable to disruption, which could place our systems at risk for data loss, operational failure, or compromise of confidential information

We are subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide adequate protection, especially because cyberattack techniques used change frequently or are not recognized until successful. We have not experienced any material cybersecurity incident in the past, but there can be no assurance that we would not experience in the future. If our systems are compromised, do not operate properly or are disabled, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

(dd)	If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

Management’s Discussion and Analysis	Page 47

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

•	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. In addition, as some of the risk management and internal control policies and procedures are relatively new, the Company may need to establish and implement additional policies and procedures to further improve the Company’s systems from time to time. Since the Company’s risk management and internal controls depend on implementation by Company employees, there is a risk that such implementation will involve human errors or mistakes. If the Company fails to implement its policies and procedures in a timely manner or fails to identify risks that affect the Company’s business, the Company’s business, results of operations and financial condition could be materially and adversely affected.

The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause us to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

(ee)	Any failure by us to maintain effective disclosure controls could have an adverse effect on our business, financial position, and results of operations

We are subject to the periodic reporting requirements of the Exchange Act and under Canadian securities laws and we are required to maintain disclosure controls and procedures that are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act and under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and the Canadian Securities Administrators and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Any failure or alleged failure by us to maintain effective disclosure controls could have an adverse effect on investor confidence or on our business, financial position and results of operations. Further, our efforts to maintain effective disclosure controls may result in increased general and administrative expenses and may divert management’s time and attention from our business.

(ff)	We are dependent on management and key personnel

Key members of our management team and non-executive directors have extensive experience in the mineral resources industry. Our success depends to a significant extent upon our ability to retain, attract and train key management personnel, in Canada, China, Ecuador and other jurisdictions where the Company conduct business operations.

We depend on the services of several key personnel, including the Chief Executive Officer, President, Chief Financial Officer, and the operational management team. The loss of any one of whom could have an adverse effect on our operations. Our ability to manage growth effectively will require us to continue to implement and improve management systems and to recruit and train new employees. We cannot be assured that we will be successful in attracting and retaining skilled and experienced personnel.

Management’s Discussion and Analysis	Page 48

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(gg)	Our directors and officers may have conflicts of interest as a result of their relationship with other mining companies that are not affiliated with us

Conflicts of interest may arise as a result of our directors and officers also holding positions as directors and/or officers of other companies. Some of those persons who are our directors and officers have and will continue to be engaged in the identification and evaluation of assets and business opportunities and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with us. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

(hh)	Changes in economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations

As at date of this report, all the Company's material mining operations are in China and Ecuador. Accordingly, our business, results of operations and financial conditions are, to a material extent, subject to economic, political, social conditions and legal and regulatory development in these two countries. The market conditions and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.

It may be difficult for us to predict all the risks and uncertainties that we may face from the current and future economic, political, social, legal and regulatory development in China and Ecuador. Any severe or prolonged negative impacts on the economic, political or social conditions in China and Ecuador may affect our business, results of operations, financial conditions and business prospects.

(ii)	We are subject to laws and regulations in other jurisdictions, breaching of which could have a material and adverse impact on our business, results of operations, financial conditions and business prospects

The Company is incorporated in Canada with corporate office in Vancouver, Canada. As at the date of this report, the Company i) is conducting mining and exploration operations in China and Ecuador; ii) holds minority interest in NUAG, which held majority interests in three different mineral properties located in Bolivia; (iii) holds minority interest in Tincorp, which held 100% interests in two tin projects in Bolivia and a gold project in Yukon, Canada; and (iv) controls several exploration projects in Ecuador through the acquisition of Adventus. In addition, we also control a subsidiary incorporated in Mexico and used to hold an exploration permit in Mexico. We are subject to laws and regulations in those jurisdictions. Foreign laws and regulations, particularly, in areas of mining, import and export controls, data protection and privacy may have significant impacts on our operations. Such laws and regulations may require us to obtain licenses, permits and consents from various governmental authorities and Indigenous groups. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by us. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

Our income and mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of China, Canada, the United States, Bolivia, Ecuador, Mexico and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in those jurisdictions and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that we will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations in those jurisdictions.

Management’s Discussion and Analysis	Page 49

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Compliance with foreign laws and regulations may be onerous and costly. Such laws and regulations are evolving, and they may not be consistent from jurisdiction to jurisdiction, which may further increase our compliance costs. We have implemented appropriate internal control policies and measures to ensure our operations in foreign jurisdictions are in full compliance. However, we cannot guarantee that our efforts in complying with such laws and regulations are sufficient and effective and are updated in a timely manner. In addition, we may further expand our operations into other foreign jurisdictions, which will expose us to further legal risks and incur additional compliance costs to us. If we are found to be in breach of laws and regulations in foreign jurisdictions, we may be subject to penalties, fines and sanctions by relevant regulatory authorities, which in turn may have a material and adverse impact on our business, results of operations, financial conditions and business prospects. As at date of this report, all the Company's material mining operations are in China. Accordingly, our business, results of operations and financial conditions are, to a material extent, subject to economic, political, social conditions and legal and regulatory development in China. The market conditions and levels of consumer spending in China are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.

It may be difficult for us to predict all the risks and uncertainties that we may face from the current and future economic, political, social, legal and regulatory development in China, Canada, the United States, Bolivia, Ecuador, and Mexico. Any severe or prolonged negative impacts on the economic, political or social conditions in these countries may affect our business, results of operations, financial conditions and business prospects.

(jj)	The M&A Rules and certain other regulations establish complex procedures for certain acquisition of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth opportunities through acquisition in China

On August 8, 2006, six Chinese regulatory authorities, including the Ministry of Commerce ("MOFCOM") and other government authorities jointly issued the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors which was effective on September 8, 2006 and amended on June 22, 2009 (the “M&A Rules”). The M&A Rules and other regulations and rules concerning mergers and acquisitions established procedures and requirements that could make merger and acquisition activities by foreign investors time consuming and complex. For example, the M&A Rules requires MOFCOM be notified in advance of any change-of control transaction in which a foreign investor takes control of a Chinese domestic enterprise, if (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which bolds a famous trademark or China time-honored brand. Moreover, the Anti-Monopoly Law of China promulgated by the Standing Committee of the National People's Congress ("SCNPC") which became effective in 2008 and recently amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified share of the market must be cleared by the State Administration for Market Supervision ("SAMR") before they can be completed. In addition, the Notice of the General Office of the State Council on the Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, effective in March 2011, and Measures for the Security Review of Foreign Investment, effective in January 2021, require acquisitions by foreign investors of Chinese companies engaged in certain industries that are crucial to national security be subject to security review before the consummation of such acquisition.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. The MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

(kk)	The permit, filing or other requirements of relevant government authorities in relation to our future equity or convertible financings or share listing application to exchanges other than TSX and NYSE American may be required under the laws of China

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over illegal listing, and the supervision over overseas listing by domestic companies. Stringent measures aimed at establishing a robust regulatory system are expected to be taken to deal with the risks associated with overseas listed companies based in or having significant operations in China, and to tackle any related cybersecurity and data security, cross-border data transmission, and confidential information management, among other matters.

Management’s Discussion and Analysis	Page 50

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Further, on February 17, 2023, the China Securities Regulatory Commission ("CSRC") released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five ancillary interpretive guidelines (collectively, the “Overseas Listing Trial Measures”), which apply to overseas offerings and listing by domestic companies of equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities, and came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, overseas offering and listing by domestic companies shall be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity and data security and duly fulfill their obligations to protect national security, and the domestic companies may be required to rectify, make certain commitment, divest business or assets, or take any other measures as per the competent authorities’ requirements, so as to eliminate or avert any impact of national security resulting from such overseas offering and listing. No overseas offering and listing shall be made under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law, among other scenarios. The Overseas Listing Trial Measures provide that if an issuer meets both of the following conditions, the overseas securities offering and listing conducted by such issuer will be determined as an indirect overseas offering and listing subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements over the same period for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China. For an initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to file with the CSRC within three working days after the relevant application is submitted overseas.

Pursuant to these regulations, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges, and ongoing private transactions, may be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Overseas Listing Trial Measures, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other Chinese regulatory authorities, which could include fines and penalties on our operations in China, and other forms of sanctions that may materially and adversely affect our business, financial conditions, and results of operations.

(ll)	The Chinese government's policy on foreign currency conversion may adversely affect our business, the results of operations, and our ability to receive dividends out of China

Conversion and remittance of foreign currencies are subject to the foreign exchange regulations in China. It cannot be guaranteed that under a certain exchange rate, we shall have sufficient foreign exchange to meet our foreign exchange needs. Under the current foreign exchange control system in China, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from the State Administration of Foreign Exchange ("SAFE"), but we are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account, however, normally need to be approved by or registered with the SAFE or its local branch or its designated banks unless otherwise permitted by law. Any restriction on or insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to shareholders or satisfy any other foreign exchange obligation. If we fail to convert RMB into any foreign exchange for any of the above purposes, any offshore capital expenditure we may have in the future and even our business may be materially and adversely affected.

(mm)	Development in the labour market, increase in labor costs or any possible labour unrest may adversely affect our business and results of operations

Competition for skilled labor is intense in the industry, and the labor market is always developing. The development of the labor market may consequently incur an increase in labor costs. Such development of market and possible increases in labor costs could result in a material may adversely affect our business, financial condition and results of operations.

No assurance can be given that there is no potential for unrest amongst employees, local communities and/or labor unions. Such unrest could result in a material work slowdown, stoppage or strike and/or negative publicity in respect of us, which may adversely affect our business, financial condition and results of operations

Management’s Discussion and Analysis	Page 51

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(nn)	The enforcement of the labour contract laws, social insurance law, and other labour related regulations in China and Ecuador and any failure of our contribution to social insurance and housing provident fund may materially affect our business, financial condition, and results of operations

Pursuant to the Labor Contract Law of China and Ecuador, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, overtime working hours limitations, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate the employment of some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could affect our business and results of operations.

(oo)	The reduced corporate income tax rate currently enjoyed by our Chinese subsidiaries may be changed or discontinued, which may increase our income tax expenses and materially reduce our net income

The standard income tax rate of our subsidiaries in China is 25%. In order to encourage enterprises to invest more funds into research and development, the Chinese government introduced a program to give high and new technology enterprises (“HNTEs”) a tax break to 15% based on a series of criteria on a three year term base that is renewable. For mining companies, investments such as innovation on exploration drilling, advanced mining methods and technology, recovery rate improvement, etc., are classified as research and development investments. Our subsidiaries in China, Henan Found (Ying Mining District) and Guangdong Found (GC Mine), have been classified as HNTEs now in their second third-year terms to enjoy a 15% income tax rate. Failure to renew as a HNTE based on applicable criteria may result in Henan Found and Guangdong Found returning to the standard 25% income tax rate.

(pp)	Crude oil supply risk related to regional conflict (Iran War)

The company’s domestic refining operations are exposed to fluctuations in the supply and price of crude oil, particularly as they relate to the production of diesel fuel. An armed conflict involving Iran could disrupt global oil supplies, given Iran’s position as a major crude oil producer and its control over strategic shipping routes such as the Strait of Hormuz. Such disruptions could lead to sharp increases in international crude oil prices and create volatility in domestic refined product markets. Although the Company sources crude oil primarily through domestic channels, global price shocks and supply chain reallocations may still result in increased feedstock costs, reduced refining margins, or supply shortages of diesel. The Company does not control geopolitical events in the Middle East, and the duration, severity, or outcome of any such conflict cannot be accurately predicted. If crude oil prices rise significantly or diesel supply becomes constrained as a result of the Iran war, the Company’s operating costs, diesel production levels, and overall financial performance could be materially and adversely affected. Conversely, sudden price declines or oversupply conditions resulting from shifts in trade flows may also disrupt the Company’s inventory valuation. Any sustained impact on diesel markets could impair the Company’s ability to meet its sales commitments, maintain profitability, or continue normal operations in its refining segment.

(qq)	As a result of the Kyrgyzstan government having submitted an outdated and erroneous map to UNESCO, part of the ZAAV Project is included in the protected area of the Western Tien Shan UNESCO Natural Heritage Site.

Part of the ZAAV Project is included in the protected area of the Western Tien Shan UNESCO Natural Heritage Site. This overlap is as a result of the Kyrgyzstan government having submitted an outdated and erroneous map to UNESCO for inscribing the Western Tien-Shan Site in 2016. Having recognized this mistake, Kyrgyzstan, together with Kazakhstan and Uzbekistan submitted a joint boundary adjustment application to UNESCO in December 2023. UNESCO has since then requested the three countries to revise the adjustment proposal in line with certain technical requirements and resubmit for review.

Despite the UNESCO Natural Heritage Site overlap issue, (i) the License Area does not overlap with any of Kyrgyzstan’s natural reserve sites; (ii) the License Area’s land category permits mining and exploration activities; and (iii) any UNESCO directives are binding only on sovereign states but not private entities. Accordingly, the Company is permitted under Kyrgyz law to conduct mining and exploration activities within the License Area.

In case of a failure to resolve the UNESCO Issue, there are no statutory penalties, fines, or risks of license revocation imposed on the ZAAV Project under Kyrgyz law. The Company has contractual safeguards against potential delays caused by the UNESCO Issue: (1) the resolution of this issue is a condition precedent for a USD 10,000,000 payment to the NIA, and (2) any project delays caused by the UNESCO Issue expressly exempt the Company from penalties (license term reductions) related to its USD 150,000,000 investment commitment under mining license numbered 3117AE.

Management’s Discussion and Analysis	Page 52

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

As instructed by the Center for Court Representation under the Ministry of Justice, an international environmental consultancy firm has already been engaged by Silvercorp as of February 2026 to conduct the required environmental impact assessment for submission to UNESCO. The National Commission of the Kyrgyz Republic for UNESCO has initiated the process of clarifying and updating the boundary maps of the Besh-Aral Reserve with the relevant ministries. Further, under the 2026 Co-operation Agreement, the Cabinet of Ministers is legally bound to coordinate with Kazakhstan and Uzbekistan to remove the Shandalash Area from the West Tien-Shan Site.

However, in case of a failure to resolve the UNESCO Natural Heritage Site overlap issue, it may have an adverse effect on our reputation and business condition, and results of operations.

13.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

14.	Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the audited consolidated financial statements are as follows:

As at	March 31, 2026	March 31, 2025
NUAG (i)	$166	$33
TIN (ii)	1,388	1,125
	$1,554	$1,158

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2026, a total of $0.7 million (year ended March 31, 2025 - $0.9 million) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the year ended March 31, 2026, a total of $0.1 million (year ended March 31, 2025 - $0.15 million) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the consolidated statements of (loss) income.

Management’s Discussion and Analysis	Page 53

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

15.	Alternative Performance (Non-GAAP) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-GAAP) measures that do not have standardized meaning prescribed by IFRS Accounting Standards and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the year ended March 31, 2026 and 2025:

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-GAAP measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on fair valuation of derivative liabilities, gain or loss on investments, and expenses are unrelated to the normal operations of the Company and are not expected to continue. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earnings per share.

	Three Months Ended March 31,		Years Ended March 31,
	2026	2025	2026	2025
Net income (loss) as reported for the period	$16,170	$(3,627)	$32,922	$78,769
Adjustments, net of tax
Share-based compensation included in general and administrative	836	647	4,125	3,692
Non-recurring and non-routine items*	3,508	1,664	4,297	4,057
One time expenses included in government fee and other taxes	38	—	38	7,599
Foreign exchange (gain) loss	485	581	(498)	581
Share of loss in associates	249	1,543	532	2,806
Dilution loss on investment in associate	—	—	285	—
Loss on fair valuation of derivative liabilities	60,378	20,572	178,544	9,011
Finance costs related to long-term deposit	748	—	1,021	—
Finance costs related to convertible notes#	286	2,248	6,062	3,989
Gain on investments	(6,551)	(4,923)	(33,676)	(12,451)
Adjusted earnings for the period	$76,147	$18,705	$193,652	$98,053
Non-controlling interest as reported	16,892	3,958	42,866	20,579
Adjustments to non-controlling interest	—	—	—	2,385
Adjusted non-controlling interest	$16,892	$3,958	$42,866	$22,964
Adjusted earnings attributable to equity holders	$59,255	$14,747	$150,786	$75,089
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earnings per share	$0.27	$0.07	$0.69	$0.37
Diluted adjusted earnings per share	$0.27	$0.07	$0.69	$0.36
Basic weighted average shares outstanding	220,862,813	217,452,033	219,425,164	204,008,035
Diluted weighted average shares outstanding	220,862,813	219,741,168	219,425,164	206,301,970

Management’s Discussion and Analysis	Page 54

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

*Non-recurring and non-routine items refer to the expenses recorded in "Property evaluation and business development" to explore opportunities to list the Company's common shares on another stock exchange.

#Adjustments to finance costs related to convertible notes refer to the difference between the interest accrued based on the effective interest rate of 12.58% and the coupon rate of 4.75%.

(b)	EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure calculated as net income adjusted to exclude interest expense, income tax expense and depreciation and amortization expense. Interest income is not excluded from EBITDA. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to EBITDA and EBITDA per share.

	Three Months Ended March 31,		Years Ended March 31,
	2026	2025	2026	2025
Net income (loss) as reported for the period	$16,170	$(3,627)	$32,922	$78,769
Adjustments:
Finance costs related to long-term deposit	475	—	748	—
Interest expenses and finance costs related to convertible notes	3,015	3,374	12,178	4,707
Income taxes	19,637	5,197	47,493	26,188
Depreciation and amortization	8,150	8,694	36,888	32,826
EBITDA	$47,447	$13,638	$130,229	$142,490
Non-controlling interest as reported	16,892	3,958	42,866	20,579
Adjustments to non-controlling interest	(8,332)	—	3,156	4,995
Adjusted non-controlling interest	$8,560	$3,958	$46,022	$25,574
EBITDA attributable to equity shareholders of the Company	$38,887	$9,680	$84,207	$116,916
EBITDA per share attributable to the equity shareholders of the Company
Basic EBITDA per share	$0.18	$0.04	$0.38	$0.57
Diluted EBITDA earnings per share	$0.18	$0.04	$0.38	$0.57
Basic weighted average shares outstanding	220,862,813	217,452,033	219,425,164	204,008,035
Diluted weighted average shares outstanding	220,862,813	219,741,168	219,425,164	206,301,970

Adjusted EBITDA is a non-GAAP financial measure calculated as adjusted earnings adjusted to exclude interest expense, income tax expense and depreciation and amortization expense. Interest income is not excluded from EBITDA. The following table provides a detailed reconciliation of adjusted earnings to adjusted EBITDA and adjusted EBITDA per share.

	Three Months Ended March 31,		Years Ended March 31,
	2026	2025	2026	2025
Adjusted earnings as presented for the period	$76,147	$18,705	$193,652	$98,053
Adjustments:
Interest expenses related to convertible notes	2,729	1,126	6,116	718
Income taxes	19,637	5,197	47,493	26,188
Depreciation and amortization	8,150	8,694	36,888	32,826
Adjusted EBITDA	$106,662	$33,722	$284,148	$157,785
Non-controlling interest as reported	16,892	3,958	42,866	20,579
Adjustments to non-controlling interest	(8,332)	—	3,156	4,995
Adjusted non-controlling interest	$8,560	$3,958	$46,022	$25,574
Adjusted EBITDA attributable to equity holders of the Company	$98,102	$29,764	$238,127	$132,211
Adjusted EBITDA per share attributable to the equity shareholders of the Company
Basic adjusted EBITDA per share	$0.44	$0.14	$1.09	$0.65
Diluted adjusted EBITDA per share	$0.44	$0.14	$1.09	$0.64
Basic weighted average shares outstanding	220,862,813	217,452,033	219,425,164	204,008,035
Diluted weighted average shares outstanding	220,862,813	219,741,168	219,425,164	206,301,970

Management’s Discussion and Analysis	Page 55

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Management believes EBITDA and adjusted EBITDA are useful to investors and the Company in evaluating operating performance because they exclude the impact of financing decisions, tax structures, and non-cash accounting charges, thereby providing greater comparability of the Company’s core operational results across reporting periods and against industry peers.

(c)	Free Cash Flow

Free cash flow is an alternative performance (non-GAAP) measure calculated as cash flow from operating activities less cash payment on capital expenditures. Free cash flow does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the Company's capacity to generate sustainable value and meet financial obligations.

	Three Months Ended March 31,		Years Ended March 31,
	2026	2025	2026	2025
Cash flow from operating activities	$90,164	$30,701	$310,568	$138,631
Capital expenditures	(32,301)	(16,527)	(129,253)	(79,803)
Free cash flow	$57,863	$14,174	$181,315	$58,828

(d)	Working Capital

Working capital is an alternative performance (non-GAAP) measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(e)	Silver Equivalent

Silver equivalent is an alternative performance (non-GAAP) measure calculated by converting the gold metals quantity to its silver equivalent using the ratio between the realized selling prices of gold and silver and adding the converted amount expressed in silver ounces to the ounces of silver.

The following table provides a reconciliation of the Company’s production in silver equivalent:

	Year ended March 31, 2026			Year ended March 31, 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounce)	8,723	—	8,723	7,495	—	7,495
Realized selling price for gold ($/ounce)	3,556	—	3,556	2,351	—	2,351
Realized selling price for silver ($/ounce)	47.45	32.33	46.44	27.47	20.62	26.95
Silver Equivalent Production
Gold converted into silver (million ounces)	0.65	—	0.65	0.64	—	0.64
Silver production (million ounces)	6.35	0.46	6.80	6.43	0.52	6.95
Silver Equivalent (million ounces)	7.00	0.46	7.46	7.07	0.52	7.59

	Q4 Fiscal 2026			Q4 Fiscal 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounce)	2,492	—	2,492	3,110	—	3,110
Realized selling price for gold ($/ounce)	4,408	—	4,408	2,533	—	2,533
Realized selling price for silver ($/ounce)	79.31	63.30	78.56	28.14	20.56	27.78
Silver Equivalent Production
Gold converted into silver (million ounces)	0.14	—	0.14	0.28	—	0.28
Silver production (million ounces)	1.39	0.07	1.46	1.56	0.07	1.63
Silver Equivalent (million ounces)	1.53	0.07	1.60	1.84	0.07	1.91

Management’s Discussion and Analysis	Page 56

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(f)	Costs per Ounce of Silver

Cash cost and AISC per ounce of silver, net of by-product credits, are non-GAAP measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production cost of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver from the production cost reported on statements of income and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash cost, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures that already paid. Sustaining capital expenditures are the costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are growth capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable cost of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 57

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following table provides a reconciliation of cash costs and AISC per ounce of silver, net of by-product credits:

		Three months ended March 31, 2026
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$26,226	$3,471	$—	$—	$—	$29,697
By-product sales
Gold		(11,563)	—	—	—	—	(11,563)
Lead		(12,552)	(804)	—	—	—	(13,356)
Zinc		(1,905)	(2,918)	—	—	—	(4,823)
Other		(1,642)	(1,124)	—	—	—	(2,766)
Total by-product sales	B	(27,662)	(4,846)	—	—	—	(32,508)
Total cash cost, net of by-product credits	C=A+B	(1,436)	(1,375)	—	—	—	(2,811)
Add: Mineral resources tax		2,224	197	—	—	566	2,987
General and administrative		2,455	636	(396)	120	5,467	8,282
Amortization included in general and administrative		(174)	(80)	(18)	(1)	(215)	(488)
Property evaluation and business development		—	—	—	—	780	780
Non routine expenses included in property evaluation and business development		—	—	—	—	65	65
Government fees and other taxes		3,813	106	—	—	—	3,919
Reclamation accretion		48	8	—	—	5	61
Lease payment		—	—	16	—	48	64
Sustaining capital expenditures		11,337	1,213	—	—	—	12,551
All-in sustaining cost, net of by-product credits	F	18,230	705	(398)	119	6,716	25,372
Add: Growth capital expenditures		9,592	523	12,288	991	(3,643)	19,750
All-in cost, net of by-product credits	G	27,821	1,228	11,890	1,110	3,073	45,123
Silver ounces sold ('000s)	H	1,393	69	—	—	—	1,462
Cash cost per ounce of silver, net of by-product credits	C/H	$(1.03)	$(19.93)	$—	$—	$—	$(1.92)
AISC per ounce of silver, net of by-product credits	F/H	$13.09	$10.22	$—	$—	$—	$17.35
All-in cost per ounce of silver, net of by-product credits	G/H	$19.97	$17.80	$—	$—	$—	$30.86
By-product credits per ounce of silver
Gold		(8.30)	—	—	—	—	(7.91)
Lead		(9.01)	(11.65)	—	—	—	(9.14)
Zinc		(1.37)	(42.29)	—	—	—	(3.30)
Other		(1.18)	(16.29)	—	—	—	(1.89)
Total by-product credits per ounce of silver		$(19.86)	$(70.23)	$—	$—	$—	$(22.24)

Management’s Discussion and Analysis	Page 58

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Three months ended March 31, 2025
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$31,472	$3,207	$—	$—	$—	$34,679
By-product sales
Gold		(8,777)	—	—	—	—	(8,777)
Lead		(14,343)	(718)	—	—	—	(15,061)
Zinc		(2,242)	(2,514)	—	—	—	(4,756)
Other		(1,468)	(632)	—	—	—	(2,100)
Total by-product sales	B	(26,830)	(3,864)	—	—	—	(30,694)
Total cash cost, net of by-product credits	C=A+B	4,642	(657)	—	—	—	3,985
Add: Mineral resources tax		1,763	130	—	—	—	1,893
General and administrative		1,096	422	751	129	3,483	5,881
Amortization included in general and administrative		(150)	(70)	(37)	—	(187)	(444)
Property evaluation and business development		—	—	—	—	432	432
Non routine expenses included in property evaluation and business development		—	—	—	—	(325)	(325)
Government fees and other taxes		1,799	214	—	—	—	2,013
Reclamation accretion		19	9	—	—	6	34
Lease payment		—	—	16	—	43	59
Sustaining capital expenditures		8,101	1,111	82	—	60	9,353
AISC, net of by-product credits	F	17,270	1,159	812	129	3,512	22,881
Add: Growth capital expenditures		3,009	197	3,485	399	85	7,175
All-in cost, net of by-product credits	G	20,279	1,356	4,297	528	3,596	30,057
Silver ounces sold ('000s)	H	1,522	77	—	—	—	1,599
Cash cost per ounce of silver, net of by-product credits	C/H	$3.05	$(8.53)	$—	$—	$—	$2.49
AISC per ounce of silver, net of by-product credits	F/H	$11.35	$15.05	$—	$—	$—	$14.31
All-in cost per ounce of silver, net of by-product credits	G/H	$13.32	$17.61	$—	$—	$—	$18.80
By-product credits per ounce of silver
Gold		(5.77)	—	—	—	—	(5.49)
Lead		(9.42)	(9.32)	—	—	—	(9.42)
Zinc		(1.47)	(32.65)	—	—	—	(2.97)
Other		(0.96)	(8.21)	—	—	—	(1.31)
Total by-product credits per ounce of silver		$(17.62)	$(50.18)	$—	$—	$—	$(19.19)

Management’s Discussion and Analysis	Page 59

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Year ended March 31, 2026
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$97,608	$17,711	$—	$—	$—	$115,319
By-product sales
Gold		(31,493)	—	—	—	—	(31,493)
Lead		(52,743)	(4,730)	—	—	—	(57,473)
Zinc		(7,320)	(15,635)	—	—	—	(22,955)
Other		(6,002)	(3,821)	—	—	—	(9,823)
Total by-product sales	B	(97,558)	(24,186)	—	—	—	(121,744)
Total cash cost, net of by-product credits	C=A+B	50	(6,475)	—	—	—	(6,425)
Add: Mineral resources tax		8,226	749	—	—	566	9,541
General and administrative		9,473	2,572	1,019	383	19,508	32,955
Amortization included in general and administrative		(665)	(307)	(75)	(3)	(695)	(1,745)
Property evaluation and business development		—	—	—	—	1,698	1,698
Non routine expenses included in property evaluation and business development		—	—	—	—	(724)	(724)
Government fees and other taxes		11,722	613	—	—	—	12,335
Mineral right transfer royalty included in government fee		(38)	—	—	—	—	(38)
Reclamation accretion		146	31	—	—	18	195
Lease payment		—	—	69	—	189	258
Sustaining capital expenditures		44,110	4,957	—	—	—	49,067
AISC, net of by-product credits	F	73,024	2,140	1,013	380	20,561	97,117
Add: Growth capital expenditures		30,345	2,124	44,645	2,682	390	80,186
All-in cost, net of by-product credits	G	103,369	4,264	45,658	3,062	20,951	177,304
Silver ounces sold ('000s)	H	6,358	455	—	—	—	6,813
Cash cost per ounce of silver, net of by-product credits	C/H	$0.01	$(14.23)	$—	$—	$—	$(0.94)
AISC per ounce of silver, net of by-product credits	F/H	$11.49	$4.70	$—	$—	$—	$14.25
All-in cost per ounce of silver, net of by-product credits	G/H	$16.26	$9.37	$—	$—	$—	$26.02
By-product credits per ounce of silver
Gold		(4.95)	—	—	—	—	(4.62)
Lead		(8.30)	(10.40)	—	—	—	(8.44)
Zinc		(1.15)	(34.36)	—	—	—	(3.37)
Other		(0.94)	(8.40)	—	—	—	(1.44)
Total by-product credits per ounce of silver		$(15.34)	$(53.16)	$—	$—	$—	$(17.87)

Management’s Discussion and Analysis	Page 60

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Year ended March 31, 2025
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$91,531	$16,832	$—	$—	$—	$108,363
By-product sales
Gold		(17,816)	—	—	—	—	(17,816)
Lead		(54,794)	(5,220)	—	—	—	(60,014)
Zinc		(9,610)	(16,413)	—	—	—	(26,023)
Other		(5,363)	(2,923)	—	—	—	(8,286)
Total by-product sales	B	(87,583)	(24,556)	—	—	—	(112,139)
Total cash cost, net of by-product credits	C=A+B	3,948	(7,724)	—	—	—	(3,776)
Add: Mineral resources tax		6,487	872	—	—	—	7,359
General and administrative		8,506	2,359	1,033	316	17,950	30,164
Amortization included in general and administrative		(585)	(285)	(55)	(7)	(880)	(1,812)
Property evaluation and business development		632	159	—	—	2,542	3,333
Non routine expenses included in property evaluation and business development		(632)	(159)	—	—	(1,924)	(2,715)
Government fees and other taxes		15,353	652	—	—	4	16,009
Mineral right transfer royalty included in government fee		(8,939)	—	—	—	—	(8,939)
Reclamation accretion		83	34	—	—	22	139
Lease payment		—	—	31	—	240	271
Sustaining capital expenditures		37,151	5,731	681	139	230	43,931
AISC, net of by-product credits	F	62,004	1,639	1,690	448	18,184	83,964
Add: Growth capital expenditures		25,062	872	8,279	1,219	439	35,871
All-in cost, net of by-product credits	G	87,066	2,511	9,969	1,667	18,622	119,836
Silver ounces sold ('000s)	H	6,405	525	—	—	—	6,930
Cash cost per ounce of silver, net of by-product credits	C/H	$0.62	$(14.71)	$—	$—	$—	$(0.54)
AISC per ounce of silver, net of by-product credits	F/H	$9.68	$3.12	$—	$—	$—	$12.12
All-in cost per ounce of silver, net of by-product credits	G/H	$13.59	$4.78	$—	$—	$—	$17.29
By-product credits per ounce of silver
Gold		(2.78)	—	—	—	—	(2.57)
Lead		(8.55)	(9.94)	—	—	—	(8.66)
Zinc		(1.50)	(31.26)	—	—	—	(3.76)
Other		(0.84)	(5.57)	—	—	—	(1.20)
Total by-product credits per ounce of silver		$(13.67)	$(46.77)	$—	$—	$—	$(16.19)

(g)	Cost per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cash cost per tonne of ore processed is calculated based on total production cost on a sales basis, adjusted for changes in inventory, to arrive at total production cost that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Mining cost includes cost of material and supplies, labour cost, applicable mine overhead cost, and mining contractor cost for mining ore; shipping cost includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling cost includes cost of materials and supplies, labour cost, and applicable mill overhead cost related to ore processing. Mining cost per tonne is the mining cost divided by the tonnage of ore mined, shipping cost per tonne is the shipping cost divided by the tonnage of ore shipped from mine sites to mill sites; and milling cost per tonne is the milling costs divided by the tonnage of ore processed at the mill. Cash cost per tonne of ore processed are the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

Management’s Discussion and Analysis	Page 61

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

AISC per tonne is the extension of the cash cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC per tonne are based on the Company’s cash cost, and further include general and administrative expenses, government fees and other taxes, reclamation costs accretion, lease liability payments, and sustaining capital expenditures that already paid. Mineral resources tax, which mainly levy based on revenue, is not included in the calculation of all-in sustaining production costs. The Company believes that this measure represents the total sustainable cost of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

The following table provides a reconciliation of cash cost and all-in sustaining production cost per tonne of ore processed:

	Three months ended March 31, 2026
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$26,226	$3,471	$—	$—	$—	$29,697
Adjustment for aggregate plant operations	(116)	—	—	—	—	(116)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	—	—	—	—	—	—
Add: stockpile and concentrate inventory - Ending	(2,912)	165	—	—	—	(2,747)
Net change of depreciation and amortization charged to inventory	(320)	28	—	—	—	(292)
Adjustment for foreign exchange movement	499	(62)	—	—	—	437
Net Change in stockpile and concentrate inventory	(2,733)	131	—	—	—	(2,602)
Adjusted production cost	$23,377	$3,602	$—	$—	$—	$26,979
Mining cost	18,525	2,445	—	—	—	20,970
Shipping cost	1,109	—	—	—	—	1,109
Milling Cost	3,743	1,157	—	—	—	4,900
Total production cost	$23,377	$3,602	$—	$—	$—	$26,979
Add: General and administrative	2,455	636	(396)	120	5,467	8,282
Amortization included in general and administrative	(174)	(80)	(18)	(1)	(215)	(488)
Property evaluation and business development	—	—	—	—	780	780
Government fees and other taxes	3,813	106	—	—	—	3,919
Reclamation accretion	48	8	—	—	5	61
Lease payment	—	—	16	—	48	64
Sustaining capital expenditures	11,337	1,213	—	—	—	12,551
All-in sustaining production cost	$40,819	$5,485	$-398	$119	$6,716	$52,741
Growth capital expenditures	9,592	523	12,288	991	-3,643	19,750
All in production cost	$50,410	$6,008	$11,890	$1,110	$3,073	$72,492
Ore mined ('000s)	293.437	51.555	—	—	—	344.992
Ore shipped ('000s)	354.338	51.555	—	—	—	405.893
Ore milled ('000s)	311.677	48.841	—	—	—	360.518
Per tonne cost
Mining cost ($/tonne)	63.13	47.43	—	—	—	60.78
Shipping cost ($/tonne)	3.13	—	—	—	—	2.73
Milling cost ($/tonne)	12.01	23.69	—	—	—	13.59
Cash cost ($/tonne)	$78.27	$71.12	$—	$—	$—	$77.10
AISC ($/tonne)	$134.23	$109.68	$—	$—	$—	$148.56
All in cost ($/tonne)	$165.01	$120.38	$—	$—	$—	$203.34

*The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

Management’s Discussion and Analysis	Page 62

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Three months ended March 31, 2025
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$31,472	$3,207	$—	$—	$—	$34,679
Adjustment for aggregate plant operations	(159)	—	—	—	—	(159)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(17,913)	(167)	—	—	—	(18,080)
Add: stockpile and concentrate inventory - Ending	4,168	186	—	—	—	4,354
Net change of depreciation and amortization charged to inventory	2,021	(3)	—	—	—	2,018
Adjustment for foreign exchange movement	(553)	—	—	—	—	(553)
Net Change in stockpile and concentrate inventory	(12,277)	16	—	—	—	(12,261)
Adjusted production cost	$19,036	$3,223	$—	$—	$—	$22,259
Mining cost	14,323	2,308	—	—	—	16,631
Shipping cost	1,264	—	—	—	—	1,264
Milling Cost	3,449	915	—	—	—	4,364
Total production cost	$19,036	$3,223	$—	$—	$—	$22,259
Add: General and administrative	1,096	422	751	129	3,483	5,881
Amortization included in general and administrative	(150)	(70)	(37)	—	(187)	(444)
Property evaluation and business development	—	—	—	—	432	432
Non routine expenses included in property evaluation and business development	—	—	—	—	(325)	(325)
Government fees and other taxes	1,799	214	—	—	—	2,013
Reclamation accretion	19	9	—	—	6	34
Lease payment	—	—	16	—	43	59
Sustaining capital expenditures	8,101	1,111	82	—	60	9,353
All-in sustaining production cost	$29,901	$4,909	$812	$129	$3,512	$39,262
Growth capital expenditures	3,009	197	3,485	399	85	7,175
All in production cost	$32,910	$5,106	$4,297	$528	$3,596	$46,438
Ore mined ('000s)	205.078	41.547	—	—	—	246.625
Ore shipped ('000s)	339.548	41.547	—	—	—	381.095
Ore milled ('000s)	304.224	41.760	—	—	—	345.984
Per tonne cost
Mining cost ($/tonne)	69.84	55.55	—	—	—	67.43
Shipping cost ($/tonne)	3.72	—	—	—	—	3.32
Milling cost ($/tonne)	11.34	21.91	—	—	—	12.61
Cash cost ($/tonne)	$84.90	$77.46	$—	$—	$—	$83.36
AISC ($/tonne)	$120.62	$117.83	$—	$—	$—	$132.50
All in cost ($/tonne)	$130.50	$122.55	$—	$—	$—	$153.24

Management’s Discussion and Analysis	Page 63

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Year ended March 31, 2026
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$98,174	$17,711	$—	$—	$—	$115,319
Adjustment for aggregate plant operations	(857)	—	—	—	—	(857)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(4,168)	(186)	—	—	—	(4,354)
Add: stockpile and concentrate inventory - Ending	4,738	191	—	—	—	4,929
Net change of depreciation and amortization charged to inventory	178	1	—	—	—	179
Adjustment for foreign exchange movement	(816)	(11)	—	—	—	(827)
	(68)	(5)	—	—	—	(73)
Adjusted production cost	$96,683	$17,706	$—	$—	$—	$114,389
Mining cost	77,978	12,927			—	90,905
Shipping cost	4,085	—			—	4,085
Milling Cost	14,620	4,779			—	19,399
Total production cost	$96,683	$17,706	$—	$—	$—	$114,389
General and administrative	9,473	2,572	1,019	383	19,508	32,955
Amortization included in general and administrative	(665)	(307)	(75)	(3)	(695)	(1,745)
Property evaluation and business development	—	—	—	—	1,698	1,698
Non routine expenses included in property evaluation and business development	—	—	—	—	(724)	(724)
Government fees and other taxes	11,722	613	—	—	—	12,335
Reclamation accretion	146	31	—	—	18	195
Lease payment	—	—	69	—	189	258
Sustaining capital expenditures	44,110	4,957	—	—	—	49,067
All-in sustaining production cost	$161,431	$25,572	$1,013	$380	$20,561	$208,956
Growth capital expenditures	30,345	2,124	44,645	2,682	390	80,186
All in production cost	$191,776	$27,696	$45,658	$3,062	$20,951	$289,143
Ore mined ('000s)	1,211.916	297.667	—	—	—	1,509.583
Ore shipped ('000s)	1,332.713	297.667	—	—	—	1,630.380
Ore milled ('000s)	1,188.459	287.053	—	—	—	1,475.512
Per tonne cost
Mining cost ($/tonne)	64.34	43.43	—	—	—	60.22
Shipping cost ($/tonne)	3.07	—	—	—	—	2.51
Milling cost ($/tonne)	12.30	16.65	—	—	—	13.15
Cash cost ($/tonne)	$79.71	$60.08	$—	$—	$—	$75.88
AISC ($/tonne)	$134.19	$87.48	$—	$—	$—	$139.97
All in cost ($/tonne)	$159.72	$94.88	$—	$—	$—	$194.32

Management’s Discussion and Analysis	Page 64

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Year ended March 31, 2025
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$91,531	$16,832	$—	$—	$—	$108,363
Adjustment for aggregate plant operations	(1,037)	—	—	—	—	(1,037)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(3,346)	(384)	—	—	—	(3,730)
Add: stockpile and concentrate inventory - Ending	4,168	186	—	—	—	4,354
Net change of depreciation and amortization charged to inventory	41	(33)	—	—	—	8
Adjustment for foreign exchange movement	(79)	67	—	—	—	(12)
	784	(164)	—	—	—	620
Adjusted production cost	$91,278	$16,668	$—	$—	$—	$107,946
Mining cost	76,357	11,744	—	—	—	88,101
Shipping cost	3,822	—	—	—	—	3,822
Milling Cost	11,099	4,924	—	—	—	16,023
Total production cost	$91,278	$16,668	$—	$—	$—	$107,946
General and administrative	8,506	2,359	1,033	316	17,950	30,164
Amortization included in general and administrative	(585)	(285)	(55)	(7)	(880)	(1,812)
Property evaluation and business development	632	159	—	—	2,542	3,333
Non routine expenses included in property evaluation and business development	(632)	(159)	—	—	(1,924)	(2,715)
Government fees and other taxes	15,353	652	—	—	4	16,009
Mineral right royalty included in government fee	(8,939)					(8,939)
Reclamation accretion	83	34	—	—	22	139
Lease payment	—	—	31	—	240	271
Sustaining capital expenditures	37,151	5,731	681	139	230	43,931
All-in sustaining production cost	$142,847	$25,159	$1,690	$448	$18,184	$188,327
Growth capital expenditures	25,062	872	8,279	1,219	439	35,871
All in production cost	$167,909	$26,031	$9,969	$1,667	$18,622	$224,199
Ore mined ('000s)	1,030.449	305.006	—	—	—	1,335.455
Ore shipped ('000s)	1,121.856	305.006	—	—	—	1,426.862
Ore milled ('000s)	1,013.659	299.036	—	—	—	1,312.695
Per tonne cost
Mining cost ($/tonne)	74.10	38.50	—	—	—	65.97
Shipping cost ($/tonne)	3.41	—	—	—	—	2.68
Milling cost ($/tonne)	10.95	16.47	—	—	—	12.21
Cash cost ($/tonne)	$88.46	$54.97	$—	$—	$—	$80.86
AISC ($/tonne)	$139.33	$83.36	$—	$—	$—	$142.09
All in cost ($/tonne)	$164.06	$86.28	$—	$—	$—	$169.42

Management’s Discussion and Analysis	Page 65

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

16.	Accounting Policies, Judgement and Estimates

(a) Material Accounting Policies

The Company has applied the below various amendments to IFRS® Accounting Standards and interpretations issued by the IASB that were effective for the accounting period beginning on or after April 1, 2025.

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective April 1, 2025 and did not have a material impact on the Company’s consolidated financial statements.

(b) Critical Judgement and Estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses on the consolidated financial statements. Estimates and underlying assumptions are reviewed at each period end. Although these estimates are based on management's best knowledge of the amount, events, or actions, actual results may differ from these estimates. Revision to accounting estimates is recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgement and accounting estimates, refer to Note 2 of the Company’s audited consolidated financial statements for the year ended March 31, 2026. There have been no subsequent material changes to these significant accounting judgments and estimates.

(c) Future Changes in Accounting Policies Not Yet Effective

At the date of the authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Presentation and Disclosure in Financial Statements (IFRS 18 replaces IAS 1)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS  18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures ("MPMs") in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

•	Contractual terms that are consistent with a basic lending arrangement;

•	Assets with non-recourse features;

•	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

Management’s Discussion and Analysis	Page 66

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

17.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR+ at www.sedarplus.ca;

(b)	may be found on EDGAR at www.sec.gov;

(c)	may be found at the Company’s website www.silvercorpmetals.com;

(d)	may be found in the Company’s Annual Information Form and Form 40-F; and

(e)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2026.

18.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 221,202,535 common shares with a recorded value of $429 million.

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
20,060	7.49	11/25/2026
160,000	3.93	4/26/2027
12,444	3.65	11/24/2027
60,000	4.08	2/23/2028
18,270	2.67	1/26/2029
220,500	4.41	4/1/2029
223,833	5.07	4/10/2030
8,333	4.83	5/5/2030
30,000	10.85	12/8/2030
753,440

(c)	Restricted Share Units (RSUs)

Outstanding – 2,516,586 RSUs.

19.	Corporate Governance, Safety, Environmental and Social Responsibility

The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strives to build a strong corporate culture centered around our key values of respect, equality, and responsibility, and aim to deliver social benefits while creating shareholder value.

As a responsible miner, the Company is committed to integrating environmental, social, and governance (“ESG”) factors into our business strategies and generating impactful changes in the communities in which the Company work and live. Through the integration of ESG factors into our strategic planning, operations, and management, the Company are able to bring about sustainable economic, social, and environmental value to all stakeholders.

Details of our ESG performance will be provided in the Company’s Fiscal 2026 Sustainability Report, which is expected to be available in the second quarter of Fiscal 2027.

Management’s Discussion and Analysis	Page 67

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(a) Corporate Governance

The Corporate Governance Committee of the Board of the Company reviews the Company’s policies on an annual basis, including Anti-Corruption Policy, Code of Ethical Conduct, Clawback Policy, Corporate Disclosure Policy, and Whistleblower Policy, which are then approved by the Board of the Company. All of the Company’s directors and officers were re-certified with all the policies, confirming they are familiar with and acknowledge the contents of the Company’s policies, and committing to fulfill them and to report any violation. The Company also regularly trains its critical employees in anti-corruption practices.

For more information on the Company’s Corporate Governance practices, please review the Company’s Annual Information Form and Management Information Circular available on the Company’s website at www.silvercorpmetals.com.

(b) Health, Safety, and Environment

The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and contractors at all of our sites. In an effort to further illustrate the Company’s commitment to strengthening our management team, both the Ying Mining District and GC Mine have successfully passed the annual review for the Environmental Management System (ISO 14001) certification in Fiscal 2026.

Safety is top priority at Silvercorp. In Fiscal 2026, the Company arranged 1,607 safety training sessions, which covered 100% of workers at the Ying Mining District and the GC Mine.

In response to occupational health risks associated, the Company further improved its risk identification and management process, both the Ying Mining District and GC Mine have successfully passed the annual review for the Occupational Health and Safety Management System (ISO 45001) certification in Fiscal 2026.

In addition to the “Green Mine” certification at SGX-HZG, TLP-LM, and HPG mines at the Ying Mining District and the GC Mine, the DCG mine at the Ying Mining District is also in the process to apply for the certification of the “Green Mine”. In Fiscal 2025, the Company processed approximately 494,022 tonnes of waste rock from the Ying Mining District.

(c) Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and contributes to numerous community programs that typically centre on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2026, the Company also contributed approximately $3.15 million to social programs.

Since the Company's acquisition of Adventus, the Company has been focused on integrating the Company's procedures and policies, including ESG policies, in our operations in Ecuador with continued investment in social and community. One of the key focuses will be the promotion of local trade and production, prioritizing productive chains that generate sustainable economic opportunities to the community. The Company invested and continues to promote sports and cultural spaces for children and adolescents, promoting integral development and family participation as a key element.

20.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

Management’s Discussion and Analysis	Page 68

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the year ended March 31, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

As of March 31, 2026, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

21.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS® Accounting Standards as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its CEO and CFO, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of March 31, 2026 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

Limitation on Scope

Management excluded from its assessment the internal controls policies and procedures of ZAAV, which the Company acquired on January 27, 2026. ZAAV's total assets, net assets, total revenues and net income on a combined basis constitute approximately 8%, 10%, 0% and 0%, respectively, of the Consolidated Annual Financial Statement amounts as of for the year ended March 31, 2026. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of DC&P or ICFR to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO’s and CFO’s certification of annual filings relates.

22.	Changes in Internal Control over Financial Reporting

Other than ZAAV Acquisition, there has been no significant change in the Company’s internal control over financial reporting during the three months ended March 31, 2026 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis	Page 69

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

23.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Paul Simpson, Independent Director	Lon Shaver, President
Yikang Liu, Independent Director	Winnie Wang, Interim Chief Financial Officer
Marina A. Katusa, Independent Director	Jonathan Hoyles, General Counsel & Corporate Secretary
Ken Robertson, Independent Director
Helen Cai, Independent Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

•	the price of silver and other metals;

•	estimates of the Company’s revenues and capital expenditures;

•	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

•	estimated El Domo and Kuanping mine construction progress;

•	Timing of development ore from Kuanping to be available for processing;

•	projected cash operating costs and AISC, and budgets, on a consolidated and mine-by-mine basis;

•	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

•	plans, projections and estimates included in the Fiscal 2026 Guidance;

•	timing of receipt of permits, licenses, and regulatory approvals;

•	timing of the completion of the underground mining pre-feasibility study for Condor Project.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

•	public health crises;

•	fluctuating commodity prices;

•	fluctuating currency exchange rates;

Management’s Discussion and Analysis	Page 70

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the year ended March 31, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

•	increasing labour cost;

•	exploration and development programs;

•	feasibility and engineering reports;

•	permits and licenses;

•	title to our properties;

•	operations and political conditions;

•	regulatory environment in China, Ecuador, Mexico and Canada;

•	environmental risks;

•	mining operations;

•	cybersecurity;

•	climate changes;

•	public health crises;

•	general economic conditions; and

•	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of epidemics, pandemics, or other health crises on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and costs of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 71